CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





06011786

15 March 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	15/03/2006
REG-Catlin Group Limited Share Capital Update	15/03/2006
REG-Catlin Group Limited Director/PDMR Shareholding	13/03/2006
REG-Catlin Group Limited Director/PDMR Shareholding	10/03/2006
REG-Catlin Group Limited New CEO Catlin US	09/03/2006
REG-Catlin Group Limited Result of Placing	09/03/2006
REG-Catlin Group Limited Dividend Declaration	09/03/2006
REG-Catlin Group Limited Final Results - Part 1	09/03/2006
REG-Catlin Group Limited Final Results - Part 2	09/03/2006

3/21

CATLIN

REG-Catlin Group Limited Final Results - Part 3	09/03/2006
REG-Catlin Group Limited Final Results - Part 4	09/03/2006
REG-Catlin Group Limited Capital Raising	09/03/2006

Yours faithfully,



Nicola Perera
Assistant Company Secretary
& Counsel

REG-Catlin Group Limited Capital Raising
Released: 09/03/2006

RNS Number:5337Z
Catlin Group Limited
09 March 2006

This announcement is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan, South Africa or any jurisdiction in which the same would be unlawful.

9 March 2006

Catlin Group Limited
Issue of equity

Catlin Group Limited ("Catlin" or the "Group"), the international property and casualty insurer and reinsurer, today announces a bookbuilt cash placing (the "Placing") of up to 7,704,900 new common shares, representing approximately 5 per cent. of the Group's issued stockholders' equity.

Catlin has also released today its preliminary results for the year ended 31 December 2005, contained in a separate announcement.

The funds raised from the Placing, together with plans to raise approximately $150 million of subordinated debt in the coming months, will provide Catlin with additional financial flexibility to take advantage of the underwriting opportunities Catlin sees in 2006 and beyond while further strengthening the Group's capital position. Catlin has withstood an unprecedented level of hurricane loss in 2005 and its stockholders' equity, which has been unimpaired by this loss, remains strong.

2006 is likely to present good new underwriting opportunities across many parts of the Group's portfolio and it expects growth in all of its platforms, not least at Catlin US and in the network of overseas offices. To ensure that it is well positioned to develop these opportunities, it is proposing to increase its capital by placing up to 7,704,900 new common shares, approximately 5 per cent. of the Group's share capital. The Group also intends to improve its debt structure in the coming months, raising approximately $150 million of subordinated debt, giving further financial flexibility.

Stephen Catlin, CEO of Catlin, said:

"We see significant underwriting opportunities in 2006 and beyond. The raising of this capital will give us further strength and financial flexibility to take advantage of these opportunities."

JPMorgan Cazenove Limited ("JPMorgan Cazenove") is acting as Sole Bookrunner and Joint Lead Manager for the Placing. UBS Limited ("UBS" or "UBS Investment Bank") is acting as Joint Lead Manager for the Placing. In this announcement, reference to the "Managers" shall denote JPMorgan Cazenove and UBS.

The proposed issue of up to 7,704,900 new common shares of $0.01 each in the share capital of the Company (the "Placing Shares") will take place at a price established through an accelerated bookbuilding process (the "Bookbuilding Process"). It is expected that the books will close no later than 4.30 p.m. on 9 March 2006 and pricing and allocations are expected to be set as soon as practicable thereafter. JPMorgan Cazenove reserves the right to close the bookbuilding process and announce pricing and allocations at any earlier or later time. The Placing will take place in accordance with the terms and conditions set out in the Appendix to this announcement.

The Placing Shares will be credited as fully paid and will rank equally in all

respects with the existing common shares of $0.01 each in the share capital of the Company ("Common Shares"), including the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Placing Shares, including (without limitation) the final dividend referred to in the Company's preliminary results announcement of earlier today. Application will be made to the Financial Services Authority (the "FSA") for the Placing Shares to be admitted to the Official List maintained by the FSA and to trading by the London Stock Exchange plc (the "Exchange") on its market for listed securities ("Admission").

Placees who wish to hold their investment in the Company in uncertificated form will not be issued with Common Shares but with dematerialised depositary interests issued by Capita IRG Trustees Limited (the "Depositary") as depositary in respect of underlying Common Shares. The Depositary Interests are created pursuant to and issued on the terms of a deed poll executed by the Depositary in favour of the holders of Depositary Interests from time to time. The underlying Common Shares will be issued by the Company to the Depositary and will be subject to the existing depositary agreement between the Company and the Depositary. Full details of these depositary arrangements are contained in the listing particulars published by the Company at the time of its original listing. References to Placing Shares in this announcement should, as the context requires, be construed as including the Common Shares and the Common Shares in the form of such Depositary Interests.

Settlement for any Placing Shares issued pursuant to the Placing, as well as Admission, is expected to take place on 14 March 2006.

This summary should be read in conjunction with the full text of the following announcement.

The Placing Shares have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. This announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful. Catlin does not propose to offer or sell the Placing Shares to the public in the United States.

Enquiries:

Catlin
Media Relations
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail:james.burcke@catlin.com

JPMorgan Cazenove
Tim Wise
Conor Hillery
Tel: +44 (0)20 7588 2828

Liz Morley, The Maitland Consultancy
Tel: +44 (0)20 7379 5151
E-mail:emorley@maitland.co.uk

UBS Investment Bank
Phil Shelley
Tel: +44 (0) 20 7568 2730

Investor Relations
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail:william.spurgin@catlin.com

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Common Shares. Past performance is no guide to future performance and any investment decision to buy Placing Shares must be made solely on the basis of Publicly Available Information (as defined in the Appendix). Persons needing advice should consult an independent financial adviser.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan, South Africa or any jurisdiction in which the same would be unlawful. This announcement is for information only and does not constitute an offer or invitation to acquire

or dispose of Shares in the United States or any jurisdiction in which the same would be unlawful. The shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the requirements of the Securities Act. There will be no public offer of Shares in the United States, the United Kingdom or elsewhere. The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company, JPMorgan Cazenove or UBS that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company, JPMorgan Cazenove and UBS to inform themselves about, and to observe, any such restrictions.

This announcement is the sole responsibility of the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by JPMorgan Cazenove or UBS or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement, or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is hereby expressly disclaimed.

JPMorgan Cazenove, which is authorised and regulated by the FSA, is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Placing.

UBS is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS nor for providing advice in relation to the Placing.

APPENDIX: TERMS AND CONDITIONS

IMPORTANT INFORMATION ON THE PLACING FOR INVITED PLACEES ONLY

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THE ANNOUNCEMENT, THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT PERSONS WHO: (A) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED ("THE ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC"); (B) ARE QUALIFIED INVESTORS WITHIN THE MEANING OF SECTION 86(7) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA"); AND (C) HAVE BEEN INVITED TO PARTICIPATE IN THE PLACING BY JPMORGAN CAZENOVE OR UBS (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

If you have been invited and choose to participate in the Placing by making an oral offer to acquire Placing Shares you will be deemed to have read and understood this Appendix and the announcement of which it forms part in their entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties and acknowledgements, contained in this Appendix. In particular you represent, warrant and acknowledge that you are a Relevant Person. Further, you represent and agree that you are either (a) a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or (b) you are outside the United States and are subscribing for Placing Shares in an "offshore transaction" (within the meaning of Regulation S). See the "Representations and Warranties" section below in this Appendix for further representations and warranties you will be deemed to make by participating in the Bookbuilding. Qualified institutional buyers will be deemed to have made

certain additional representations, warranties and acknowledgements contained in an investor letter in a form provided to them on behalf of the Managers.

This Appendix and the announcement of which it forms part do not constitute an offer to sell or the invitation or solicitation of an offer to buy or subscribe for Common Shares in the United States, Canada, Australia, Japan, South Africa or in any jurisdiction in which such offer or solicitation is unlawful (the "Restricted Jurisdictions") and the information contained herein is not for publication or distribution, directly or indirectly, to persons in any Restricted Jurisdiction (except to qualified institutional buyers to whom offers may be made in accordance with the terms of the Placing Agreement (as defined below)). In particular, this appendix and the announcement of which it forms part are not an offer for sale of the securities in the United States, and the securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia, Japan, South Africa or any other jurisdiction outside the United Kingdom. Overseas Shareholders (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the announcement of which it forms part to a jurisdiction outside the United Kingdom should seek appropriate advice before taking any action.

The distribution of this announcement and the placing of Placing Shares in certain other jurisdictions may be restricted by law. No action has been taken by JPMorgan Cazenove, UBS or the Company that would permit an offer of such Common Shares or possession or distribution of this announcement or any other offering or publicity material relating to such Common Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by JPMorgan Cazenove, UBS and the Company to inform themselves about and to observe any such restrictions.

Details of the Placing Agreement, the Placing Shares and Depositary Interests

JPMorgan Cazenove has been appointed sole bookrunner and joint lead manager to the Placing. UBS has been appointed joint lead manager to the Placing. JPMorgan Cazenove, UBS and J.P. Morgan Securities Ltd. (together the "Banks") have entered into a placing agreement (the "Placing Agreement") with the Company whereby JPMorgan Cazenove and UBS have, on the terms and subject to the conditions set out therein, undertaken to use their respective reasonable endeavours as agents of the Company to procure Placees to subscribe for the Placing Shares. The Placing is not underwritten, save as to settlement risk by Placees. Underwriting of such settlement risk is by J.P. Morgan Securities Ltd. in respect of Placees procured by JPMorgan Cazenove and by UBS in respect of Placees procured by it. Any subscription amounts received by JPMorgan Cazenove and/or UBS in respect of the Placing Shares are received as agent for and on behalf of the Company in accordance with the terms of the Placing Agreement.

The Placing Shares will be credited as fully paid and will rank equally in all respects with the existing issued Common Shares including the right to receive all dividends and other distributions declared, made or paid in respect of such Common Shares after the date of issue of the Placing Shares, including (without limitation) the final dividend referred to in the Company's preliminary results announcement of earlier today. In this Appendix, unless the context otherwise requires, "Placee" or "you" means a Relevant Person (including individuals, funds or others) by whom or on whose behalf a commitment to subscribe for Placing Shares has been given.

Placees who wish to hold their investment in the Company in uncertificated form will not be issued with Common Shares but with Depositary Interests issued by Capita IRG Trustees Limited as the Depositary. The Depositary Interests are created pursuant to and issued on the terms of a deed poll executed by the Depositary in favour of the holders of the Depositary Interests from time to time (the "Deed Poll"). The underlying Common Shares will be issued by the Company to the Depositary and will be subject to the existing depositary agreement between the Company and the Depositary (the "Depositary Agreement"). Full details of these depositary arrangements are contained in the listing particulars published by the Company at the time of its original listing.

Application for listing and admission to trading

Application will be made to the FSA for admission of the Placing Shares to the Official List maintained by the FSA (the "Official List") and to the Exchange for admission to trading of the Placing Shares on its market for listed securities. It is expected that Admission will take place and that dealings in the Placing Shares will commence no later than 14 March 2006.

Bookbuilding

Commencing today, JPMorgan Cazenove will be conducting an accelerated bookbuilding process (the "Bookbuilding Process") for participation in the Placing. JPMorgan Cazenove and UBS as Managers will seek to procure Placees as part of this Bookbuilding Process. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Bookbuilding Process. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

Principal terms of the Bookbuilding Process

1. JPMorgan Cazenove and UBS are arranging the Placing as agents of the Company.

2. Participation will only be available to persons invited to participate by JPMorgan Cazenove and UBS.

3. JPMorgan Cazenove and UBS are entitled to enter bids as principal in the Bookbuilding Process.

4. The Bookbuilding Process will establish a single price (the "Placing Price") payable by all Placees. The Placing Price will be agreed between JPMorgan Cazenove and the Company following completion of the Bookbuilding Process and any discount to the market price of the Common Shares will be determined in accordance with the Listing Rules and IPC guidelines.

5. Once you have been invited to bid in the Bookbuilding Process, you should communicate your bid to your usual sales contact at JPMorgan Cazenove or UBS, as the case may be. Your bid should state the number of Placing Shares for which you wish to subscribe or the total monetary amount which you are offering to subscribe for Placing Shares at either the Placing Price which is ultimately established by the Company and JPMorgan Cazenove or at prices up to a price limit specified in your bid.

6. JPMorgan Cazenove reserves the right not to accept bids or to accept bids in part rather than in whole. The acceptance of bids shall be at JPMorgan Cazenove's absolute discretion.

7. The Bookbuilding Process is expected to close no later than 4.30 p.m. on 9 March 2006, but may be closed earlier or later at the sole discretion of JPMorgan Cazenove. JPMorgan Cazenove may, at its sole discretion, accept bids that are received after the Bookbuilding Process has closed.

8. If successful, your allocation will be confirmed to you orally following the close of the Bookbuilding Process, and a conditional contract note will be dispatched as soon as possible thereafter. Oral confirmation from JPMorgan Cazenove or UBS (as the case may be) to you, following completion of the Bookbuilding Process, will constitute a legally binding commitment upon you to subscribe for the number of Placing Shares allocated to you on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association and Bye-laws and (where applicable) the Deed Poll and the Depositary Agreement.

9. The Company will make a further announcement following the close of the Bookbuilding Process detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed (the "Pricing Announcement"). It is expected that such announcement will be made by as soon as practicable after the close of the Bookbuilding Process.

10. A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and will be legally binding on the Placee by which, or on behalf of which, it is made and will not be capable of variation or revocation after the close of the Bookbuilding Process.

Conditions of the Placing

The Placing is conditional, inter alia, on

(a) admission of the Placing Shares to the Official List becoming effective and the admission of the Placing Shares to trading on the Exchange's market for listed securities becoming effective and the commencement of trading of the Placing shares on such market following admission by no later than 8.00 a.m. on 14 March 2006 (or such later time and/or date as the Company and the Banks may agree);

(b) the warranties contained in the Placing Agreement (the "Warranties") being true and accurate and not misleading at all times before Admission;

(c) the Company complying with its obligations under the Placing Agreement; and

(d) the Deed Poll and the Depositary Agreement not having been terminated.

If (i) the conditions above are not satisfied or (where applicable) waived by the Banks within the stated time period or (ii) the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and your rights and obligations hereunder shall cease and determine at such time and no claim can be made by you in respect thereof.

By participating in the Bookbuilding Process you agree that your rights hereunder are conditional upon the Placing Agreement becoming unconditional in all respects and that your rights and obligations will terminate only in the circumstances described above (or otherwise in circumstances in which the Banks may be entitled to terminate the Placing Agreement) and will not be capable of rescission or termination by you. The Banks reserve the right (with the agreement of the Company) to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments. None of the Banks shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement.

Right to terminate under the Placing Agreement

The Banks may by notice in writing to the Company prior to commencement of trading in the Placing Shares terminate their obligations under the Placing Agreement if (inter alia):

(a) any Warranty is not true or accurate, or is misleading, by reference to facts and circumstances at any time prior to Admission in a way that is material in the context of the Placing;

(b) the Company fails in any material respect to comply with its obligations under the Placing Agreement;

(c) in the opinion of the Banks, there has been a material adverse change in or affecting the Company's group taken as a whole; or

(d) in the opinion of the Banks there has been, in any way that would prejudice the success of the Placing: (i) a change in national or international financial, political, economic or stock market conditions; (ii) an incident of terrorism, outbreak or escalation of hostilities, war, declaration of martial law or other calamity or crisis; (iii) a suspension or material limitation in trading of securities generally on any stock exchange; or (iv) any change in currency exchange rates or exchange controls or a disruption of settlement systems or a material disruption in commercial banking.

By participating in the Bookbuilding Process you agree with the Banks that the exercise by them of any right or termination or other discretion under the Placing Agreement shall be within their absolute discretion and that the Banks need make no reference to you, and shall have no liability to you whatsoever, in connection with such discretion or any exercise of it.

No Prospectus

Invitations to subscribe for the Placing Shares are being made to a limited number of specifically invited persons only and will not be offered in such a way as to require a prospectus in the United Kingdom. No prospectus has been or will be submitted to be approved by the FSA in relation to the Placing Shares and the Placees' commitments will be made solely on the basis of the information contained in this announcement, the Pricing Announcement, and any information publicly announced to a Regulatory Information Service by or on behalf of the Company prior to the date of this announcement (together, the "Publicly Available Information"). In addition, as the Placing Shares are not being offered in such a way in the United Kingdom so as to require a prospectus, then, pursuant to the provisions of the Companies Act 1981 of Bermuda, the Company will not be required to publish and file a prospectus with the Registrar of Companies in Bermuda in reliance upon the Company's exemption from filing in the United Kingdom under the provisions of, and a regulated by, the Financial Services Authority. Each Placee, by accepting a participation in the Placing, agrees that the contents of this announcement and the Company's results announcement of earlier today are exclusively the responsibility of the Company, that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of JPMorgan Cazenove, UBS and the Company, and that JPMorgan Cazenove and UBS will not be liable for any Placee's decision to accept this invitation to participate in the Placing based on any such information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Each of JPMorgan Cazenove and UBS reserves the right to require settlement for and delivery of the Placing Shares to Placees procured by it by such other means that it deems necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

If you are allocated any Placing Shares in the Bookbuilding Process you will be sent a conditional contract note confirming the contract concluded upon acceptance of your earlier oral offer and also confirming the Placing Price and the aggregate amount due in respect of your allocation of Placing Shares. Settlement will be on a T+3 basis and settlement is therefore expected to take place on 14 March 2006. Interest is chargeable daily on payments to the extent that value is received after the due date at the rate of 5 percentage points above prevailing LIBOR. If you do not comply with these obligations, JPMorgan Cazenove or UBS (as the case may be) may sell your Placing Shares on your behalf and retain from the proceeds, for its own account and benefit, an amount equal to the Placing Price plus any interest due. You will, however, remain liable for any shortfall below the Placing Price and you may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon any transaction in the Placing Shares on your behalf. If Placing Shares are to be delivered to a custodian or settlement agent, please ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organisation. You will not be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Bookbuilding Process you (and any person acting on your behalf):

1. represent and warrant that you have read this Appendix and the announcement of which it forms part and undertake not to redistribute it;

2. represent and warrant that the only information upon which you have relied in committing yourself to subscribe for the Placing Shares is that contained in this announcement and the Company's results announcement of earlier today for which the Managers accept no responsibility and confirm that you have neither received nor relied on any other information, representation,

warranty or statement made by or on behalf of the Company or the Managers;

3. you represent and warrant that you are not, and at the time the Placing Shares are subscribed and purchased will not be, subscribing on behalf of a resident of Australia, Canada, Japan, South Africa, the United States (other than a U.S. resident that is a qualified institutional buyer to whom offers may be made in accordance with the terms of the Placing Agreement) or any other Restricted Jurisdiction;

4. acknowledge that the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada, Japan, South Africa, the United States or any other Restricted Jurisdiction and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within Australia, Canada, Japan, South Africa, the United States or any other Restricted Jurisdiction;

5. represent and warrant that you are entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to you and that you have fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

6. where you are subscribing for Placing Shares for one or more managed accounts, represent and warrant that you are authorised in writing by each managed account (i) to subscribe for the Placing Shares for each managed account, (ii) to make on its behalf the representations, warranties and agreements in this Appendix and the announcement of which it forms part, and (iii) to receive on its behalf any investment letter relating to the Placing in the form provided to you by JPMorgan Cazenove or UBS, as the case may be. You agree to indemnify and hold the Company, the Managers and their respective Affiliates harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations and warranties in this paragraph 6. You agree that the provisions of this paragraph 6 shall survive the resale of the Placing Shares by or on behalf of the managed accounts;

7. acknowledge that the Placing Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act.

8. represent and warrant that you (a) are subscribing for the Placing Shares in an "Offshore Transaction" in accordance with Regulation S or a "qualified institutional buyer" acquiring the Placing Shares pursuant to Rule 144A and (b) are not purchasing the Placing Shares with a view to distributing such shares in the United States;

9. represent and warrant that the issue to you, or the person specified by you for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

10. if you are in the UK, you represent and warrant that you have complied with your obligations in connection with money laundering under the Proceeds of Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003 (the "Regulations") and, if you are making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by you to verify the identity of the third party as required by the Regulations;

11. represent and warrant that you fall within section 86(7) of FSMA, being a qualified investor, and within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and undertake that you will acquire, hold, manage or dispose of any Placing Shares that are allocated to you for the purposes of your business;

12. represent and warrant that you have not offered or sold and, prior to the expiry of a period of six months from the commencement of trading of the Placing Shares, will not offer or sell any Placing Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent)

for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of Section 85(1) of FSMA, as amended;

13. represent and warrant that you have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

14. represent and warrant that you are not acting in concert (within the meaning given in the City Code on Takeovers and Mergers) with any other Placee or any other person in relation to the Company;

15. represent and warrant that you have complied and will comply with all applicable provisions of FSMA with respect to anything done by you in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

16. represent and warrant that you have all necessary capacity and have obtained all necessary consents and authorities to enable you to commit to this participation and to perform your obligations in relation thereto (including, without limitation, in the case of any person on whose behalf you are acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement);

17. undertake that you will pay for the Placing Shares acquired by you in accordance with the terms of this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers at such price as JPMorgan Cazenove or UBS (as the case may be) may determine;

18. acknowledge that participation in the Placing is on the basis that, for the purposes of the Placing, you are not and will not be a client of JPMorgan Cazenove or UBS and neither of them has any duties or responsibilities to you for providing the protections afforded to their respective clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

19. undertake that the person who you specify for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. None of JPMorgan Cazenove, UBS and the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of the Placee agrees to subscribe on the basis that the Placing Shares will be allotted to the CREST stock account of JPMorgan Cazenove or UBS (as the case may be) who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions;

20. undertake to pay any capital duty, stamp duty or stamp duty reserve tax and all other stamp, issue, securities, transfer, registration, documentary or other similar duties or taxes payable or otherwise required to be paid in respect of the allotment, issue, delivery or transfer of the Placing Shares or any interest therein to or by you, or the acquisition or disposal of, or in connection with any agreement to subscribe or for the allotment, issue, delivery or transfer of, the Placing Shares or any interest therein to you or by you pursuant to or as a result of the arrangements contemplated by the Placing Agreement or this Appendix or in connection with the issue, execution or delivery of the Placing Agreement or this Appendix and any interest or penalties payable in respect thereof and to indemnify (on an after tax basis) and hold harmless the Banks, the Company and their respective agents to the extent that the Banks and/or the Company pay or are or become liable to pay any amount in respect of such duties and taxes. References in this paragraph 21 to Placing Shares include any interest in, or rights to allotment of, or rights to subscribe for or options to subscribe, Placing Shares. Neither Bank shall be liable to pay any amount pursuant to this paragraph 21;

21. acknowledge that any agreements entered into by the Placee pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and you submit (on behalf of yourself and on

behalf of any Placee on whose behalf you are acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract.

The Company, JPMorgan Cazenove, UBS and others will rely upon the truth and accuracy of the foregoing representations, warranties and acknowledgements.

You agree to indemnify and hold harmless the Company and the Banks from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach by you (or any person on whose behalf you are acting) of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agree that the provisions of this Appendix shall survive after completion of the Placing.

END

REG-Catlin Group Limited Final Results - Part 4
Released: 09/03/2006

RNS Number:5336Z
Catlin Group Limited
Part 4 : For preceding part double-click [nRN2I5336Z]

	2005 Number	2005 Weighted average exercise price ($)	2004 Number	2004 Weighted average exercise price ($)
Outstanding, beeginning of period	16,440,660	9.60	15,829,797	9.56
Granted during year	-	-	739,979	10.06
Exercised during year	(322,877)	5.05	(129,116)	5.00
Forfeited during year	(137,868)	11.27	-	-
Outstanding, end of period	15,979,915	9.68	16,440,660	9.60
Exercisable, end of period	9,005,511	8.94	7,735,225	9.62

Exercise price	Number of options outstanding	Average remaining contractual life	Number of options exercisable
$5.00	5,741,231	6.5	4,160,927
£3.50	334,835	6.5	150,727
$10.00	3,301,281	2.0	1,564,619
$12.50	3,301,281	2.0	1,564,619
$15.00	3,301,287	2.0	1,564,619
Total	15,979,915	3.7	9,005,511

As at year end, there was no amount receivable from shareholders on the exercise of interests in shares.

The fair value of the options granted during 2004 was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4 years for the £3.50 tranche, 1.875 years for the performance based tranche that vested on admission and 3.625 for the performance based tranche that vests on 4 July 2007. The valuation has assumed an average volatility of 40 per cent, no expected dividends and a risk free rate using US dollar swap rates appropriate for the expected life assumptions: 2.8 per cent for four years; 1.79 per cent for 1.875 years; and 2.64 per cent for 3.625 years.

The fair value of the options granted prior to 2004 was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4.5 years from the date of the subscription agreement. The valuation has assumed a risk free rate of return at the average of the four- and five-year US dollar swap rates of 3.39 per cent and no expected volatility (as the minimum value method was utilised because the Company was not listed on the date the options were issued).

Warrants

In 2002, the Company issued warrants to shareholders to purchase 20,064,516 common shares (after adjusting for the effects of the bonus issuance and share

consolidation as described in Note 12). Warrants may be exercised in whole or in part, at any time, until 4 July 2012 and are exercisable at a price per share of $5.00. During the year warrants to purchase 5,120,465 common shares were exercised and settled net for 1,703,386 common shares, leaving warrants entitling the purchase of 14,944,051 common shares outstanding.

14. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.

Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(i) Class A cumulative redeemable preference shares;

(ii) Class B-1 cumulative redeemable preference shares;

(iii) Class B-2 cumulative redeemable preference shares;

(iv) Employee stock option plan; and

(v) Warrants

Reconciliation of the earnings used in the calculations are set out below:

	31 December 2005	30 June 2004	31 December 2004
Net income attributable to stockholders	$19,662	$111,175	$154,056
Diluted earnings attributable to ordinary stockholders	$19,622	$111,175	$154,056

Reconciliations of the number of shares used in the calculations are set out below.

	31 December 2005	30 June 2005	31 December 2004
Weighted average number of shares	154,984,097	154,116,555	117,379,304
Dilution effect of warrants	5,101,067	4,125,308	4,665,336
Dilution effect of stock options and non-vested shares	2,013,603	3,890,747	1,460,615
Dilution effect of stock options and warrants exercised in the period	930,519	1,726,515	-
Dilution effect of convertible participating preference shares	-	-	29,092,521
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock	-	-	1,561,009
Weighted average number of shares on a diluted basis	163,029,285	163,859,125	154,158,785
Earnings per common share			
Basic	$0.13	$0.72	$1.31
Diluted	$0.12	$0.68	$1.00

Options to purchase 9,903,849 shares under the LTIP were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. Similarly, 2,203,786 securities awarded under the PSP were not included in the computation of diluted earnings per share because the

performance conditions necessary for these securities to vest were not met as at 31 December 2005.

15. Other comprehensive income/(loss)

The following table details the tax effect of the individual components of other comprehensive income/(loss) for 2005 and 2004:

2005	Before tax amount	Tax benefit/ (loss)	Net of tax amount
Unrealised losses arising during year	$(27,495)	$2,400	$(25,095)
Less reclassification for losses realised in income	(1,520)	582	(938)
Net unrealised losses on investments	(29,015)	2,982	(26,033)
Cumulative translation adjustments	1,361	(883)	478
Change in accumulated other comprehensive income	$(27,654)	$2,099	$(25,555)

2004	Before tax amount	Tax benefit	Net of tax amount
Unrealised gains arising during year	$8,612	$176	$8,788
Less reclassification for gains realised in income	(3,358)	202	(3,156)
Net unrealised gains on investments	5,254	378	5,632
Cumulative translation adjustments	(1,245)	1,175	(70)
Change in accumulated other comprehensive income	$4,009	$1,553	$5,562

16. Pension commitments

In the UK, the Group operates defined contribution schemes for certain directors and employees, which are administered by third party insurance companies. The pension cost for the UK scheme was $3,265 for the year ended 31 December 2005 (2004: $2,498).

In Bermuda, the Group operates a defined contribution scheme, under which the Group contributes a specified percentage of each employee's earnings. The pension cost for the Bermuda scheme was $470 for the year ended 31 December 2005 (2004: $477).

In the US, Catlin Inc. has adopted a Profit Sharing Plan (the Plan) qualified under the Internal Revenue Code in which all employees meeting specified minimum age and service requirements are eligible to participate. Contributions are made to the Plan as determined by the Board of Directors of Catlin Inc on an annual basis and are allocated on a pro rata basis to individual employees based upon eligible compensation. The pension cost for the Plan was $303 for the year ended 31 December 2005 (2004: $126).

17. Statutory financial data

The Group's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group operates. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

	CICL		Catlin UK		CUAL	
	2005	2004	2005	2004	2005	2004

Required statutory capital and surplus	$284,676	$369,631	$36,992	$41,267	$2,580	$2,880
Actual statutory capital and surplus	$745,157	$603,003	$139,284	$119,084	$24,693	$11,876

The Group is also subject to restrictions on some of its assets to support its insurance and reinsurance operations, as described in Note 4.

18. Commitments and contingencies

Legal proceedings

The Group is party to a number of legal proceedings arising in the ordinary course of the Group's business which have not been finally adjudicated. While the results of the litigation cannot be predicted with certainty, management believes that the outcome of these matters will not have a material impact on the results of operations or financial condition of the Group.

Concentrations of credit risk

Areas where significant concentration of risk may exist include investments, reinsurance recoverable and cash and cash equivalent balances.

The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. Similar principles are followed for the purchase of reinsurance. The Group believes that there are no significant concentrations of credit risk associated with its investments or its reinsurers. Note 7 describes concentrations of more than 5 per cent of the Group's total reinsurance recoverable asset.

Letters of credit

The Group provides finance under its Club Facility to enable its subsidiaries to continue trading and to meet its liabilities as they fall due, as described in Note 9.

19. Related parties

The Group purchased services from Catlin Estates Limited and Burnhope Lodge, both of which are controlled by a Director of the Group. All transactions were entered into on normal commercial terms. The cost of services purchased from Catlin Estates Limited during 2005 was $201 (2004: $111) and from Burnhope Lodge was $23 (2004: $39).

Club Facility

During 2005, Barclays Plc became interested in more than 10% of the issued share capital of the Company. An affiliate of Barclays Plc, Barclays Bank plc ('Barclays'), is one of the banks participating in the Club Facility, described in Note 9. Barclays participates equally with the other two banks in the Club Facility and, following the amendment and restatement of the Club Facility (completed after Barclays Plc became interested as set forth above), receives fees as follows:

- A participation fee of one third of 0.085% on the total amount of the Club Facility;

- A fronting fee of 0.125% per annum on the maximum actual and contingent liabilities of the other two banks under Facility C;

- A fronting agent/security trustee fee of $75 per annum plus $0.5 for each LOC issued, payable on a quarterly basis, once more than 75 LOCs are issued;

- A commitment fee of one third of 0.25% per annum on Facility A, one

third of 0.25% per annum on Facility B and one third of 0.135% per annum on Facility C, in each case payable on the undrawn portion of the relevant Facility;

- Interest of one third of LIBOR plus 0.65% per annum plus mandatory costs on Facility A;

- Commission of one third of 1.2% per annum, reducing to 0.3% per annum in respect of securitised outstandings, on Facility B; and

- Commission of one third of 0.6% per annum, reducing to 0.3% per annum in respect of securitised outstandings, on Facility C.

In addition, Barclays was the Arranger for the Club Facility, and was paid a coordination fee of $150 for acting in that capacity.

Various subsidiaries of the Group also hold bank accounts with Barclays and its affilitiates, in the normal course of business. Management believes that all transactions with Barclays were conducted under normal commercial terms.

20. Subsequent events

Proposed dividend

On 8 March 2006, the Board approved a proposed final dividend of $0.176 per share (£0.101 per share), payable on 12 June 2006 to shareholders of record at the close of business on 12 May 2006. The final dividend is determined in US dollars but payable in sterling based on the exchange rate of £1=$1.74 on 7 March 2006.

Placing of common shares

On 8 March 2006, the Board approved a placing of up to 7,704,900 new ordinary common shares, representing approximately 5 per cent of stockholders' equity. These shares will be placed through an accelerated bookbuilding process expected to be completed on 9 March 2006, with settlement expected to take place on 14 March 2006.

21. Reconciliation to IFRS

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS").

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income and stockholders' equity under US GAAP to the amounts which would have been reported had IFRS been applied.

Certain companies considered by management to be the Group's peers have adopted IFRS as their primary reporting basis, beginning with the 2005 Interim Reporting. As a result, this is the first year that a reconciliation to IFRS has been included in the Group's consolidated financial statements; in previous periods, a reconciliation to UK GAAP was presented.

Net income		Year ended 31 December	
	Note	2005	2004
Net income under US GAAP		$19,662	$154,056
Adjustment for:			
Change to single functional currency	(a)	5,275	-
Exchange gains/(losses) on foreign currency bond portfolios	(b)	3,662	(8,048)
Fair value of employee stock compensation	(c)	(99)	(99)
Recognition of payroll taxes on employee stock compensation	(d)	(1,826)	(633)
Taxation	(e)	(2,319)	2,419
Net income under IFRS		$24,355	$147,695

Stockholders' equity	Note	Year ended 31 December 2005	2004
Stockholders' equity under US GAAP		$931,081	$971,187
Adjustment for:			
Change to single functional currency	(a)	(9,387)	-
Fair value of employee stock compensation	(c)	(241)	(161)
Recognition of payroll taxes on employee stock compensation	(d)	(1,721)	(443)
Stockholders' equity under IFRS		$919,732	$970,583

(a) Under US GAAP, an entity is permitted to have more than one functional currency, if certain criteria are met. The Catlin Syndicate meets these criteria and therefore operates with four functional currencies. Under IFRS, the revised IAS 21 became effective on 1 January 2005. Although multiple functional currencies were allowed under the former IAS 21, the revised standard prohibits multiple functional currencies within an entity. The new IAS 21 has been applied prospectively, and this reconciling item shows the net effect of moving the Catlin Syndicate from four functional currencies to sterling as the sole functional currency.

(b) Certain of the Group companies hold fixed income investments in foreign currencies, which are intended to mitigate exposures to foreign currency fluctuations in net liabilities. Under US GAAP, changes in the value of such investments due to foreign currency rate movements are reflected as a direct increase or decrease to stockholders' equity. Under IFRS, such changes are included in the statement of operations.

(c) Under US GAAP, options issued under an employee stock compensation scheme when the Company is privately-held may be valued assuming no expected volatility (the minimum value method). Under IFRS, a volatility assumption must be made in valuing stock-based compensation issued after 7 November 2002, even if the Company is privately-held. This reconciling item represents the fair value of employee stock options issued after 7 November 2002, recalculated with an expected volatility assumption reflecting the historical volatility of the Group's listed peers.

(d) Under US GAAP, a liability for payroll taxes arising from stock compensation is recognised when the amount is due to the taxing authority, for example on the exercise of stock options. Under IFRS, a liability must be recorded at the date of grant, based on the market value of the underlying security. This liability should be subsequently adjusted for movements in the market value of the underlying security.

(e) All of the reconciling items are presented before tax. This line item represents the tax effect of all the reconciling items.

END
FR SSFSMUSMSEDD

REG-Catlin Group Limited Final Results - Part 3
Released: 09/03/2006

RNS Number:5336Z
Catlin Group Limited
Part 3 : For preceding part double-click [nRN1I5336Z]

3. Segmental information

In 2005, the Group has adjusted its segmental reporting method to respond to changes in the operational management and reporting of the Group. The Group now reports four segments aligned to its three operating platforms as follows: Catlin Syndicate Direct, Catlin Syndicate Reinsurance, Catlin UK and Catlin Bermuda. The former segments Lloyd's Direct and Lloyd's Reinsurance have been renamed as Catlin Syndicate Direct and Catlin Syndicate Reinsurance, respectively. The former segments Corporate Direct and Corporate Reinsurance were each a combination of business written by Catlin UK and Catlin Bermuda. Comparative segmental information for the year ended 31 December 2004 has been reclassified to conform to this new presentation.

At 31 December 2005, there were four intra-Group reinsurance contracts in place: a 30% Qualifying Quota Share ('QQS') contract on the 2003 Year of Account and a 10% QQS contract on the 2004 Year of Account; a Long Tail Stop Loss ('LTSL'); and a 50% Corporate Quota Share ('CQS'), all of which cede Catlin Syndicate risk to Catlin Bermuda, as well as the 60% Quota Share contract that cedes Catlin UK risk to Catlin Bermuda ('CUK QS'). At 31 December 2004, the CUK QS was not yet in place, and the CQS was deposit accounted for as a retrospective reinsurance contract, as it was entered into at the end of the year. The effects of each of these reinsurance contracts are initially included within each of the operating segments and are then eliminated to reconcile to the Group position.

For the years ended 31 December 2005 and 2004, these segments correspond to the location of where the business was written, with Catlin Syndicate Direct, Catlin Syndicate Reinsurance and Catlin UK business being written in the UK and Catlin Bermuda business being written in Bermuda.

Net income before tax by operating segment before intra-Group reinsurance eliminations for the year

ended 31 December 2005 is as follows:

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra -Group	Total
Gross premiums written	$698,841	$278,450	$566,805	$232,129	$(389,625)	$1,386,600
Reinsurance premiums ceded	(360,037)	(122,814)	(8,341)	(95,934)	389,625	(197,501)
Net premiums written	338,804	155,636	558,464	136,195	-	1,189,099
Net premiums earned	478,670	186,191	395,727	155,854	-	1,216,442
Losses and loss expenses	(205,042)	(184,556)	382,577)	(93,110)	-	(865,285)
Policy acquisition costs	(176,886)	(58,495)	(45,513)	(36,203)	11,558	(305,539)

Administrative expenses	(24,344)	(9,469)	(20,126)	(7,926)	-	(61,865)
Other expenses	(4,765)	(1,853)	(3,938)	(1,551)	(11,558)	(23,665)
Net underwriting result	67,633	(68,182)	(56,427)	17,064	-	(39,912)
Net investment income and net realised losses on investments	31,727	12,341	26,229	10,330	-	80,627
Net realised losses on foreign currency exchange	(5,426)	(2,111)	(4,487)	(1,767)	-	(13,791)
Other income	291	113	242	95	-	741
Income/(loss) before income tax expense	$94,225	$(57,839)	$(34,443)	$25,722	$-	$27,665
Total revenue	$505,262	$196,534	$417,711	$164,512	$-	$1,284,019

Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2004 is as follows:

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra Group	Total
Gross premiums written	$870,363	$211,185	$242,814	$199,710	$(90,236)	$1,433,836
Reinsurance premiums ceded	(209,779)	(28,911)	(4,376)	(34,501)	90,236	(187,331)
Net premiums written	660,584	182,274	238,438	165,209	-	1,246,505
Net premiums earned	644,367	181,805	252,731	82,207	-	1,161,110
Losses and loss expenses	(354,783)	(105,623)	(150,161)	(49,870)	-	(660,437)
Policy acquisition costs	(213,495)	(41,503)	(40,717)	(21,969)	14,893	(302,791)
Administrative expenses	(31,796)	(8,971)	(12,471)	(4,056)		(57,294)
Other expenses	(6,499)	(1,833)	(2,549)	(828)	(14,893)	(26,602)
Net underwriting result	37,794	23,875	46,833	5,484	-	113,986
Net investment income and net realised gains on investments	27,932	7,881	10,955	3,564	-	50,332
Net realised gains on foreign currency exchange	4,920	1,388	1,930	627	-	8,865
Other income	421	119	165	54	-	759
Income before income tax expense	$71,067	$33,263	$59,883	$9,729	-	$173,942

Total revenue	$677,640	$191,193	$265,781	$86,452	$-	$1,221,066

Total revenue is the total of net premiums earned, net investment income and net realised gain/(loss) on investments, net realised gain/(loss) on foreign currency exchange, and other income.

Total assets by segment at 31 December 2005 and 2004 are as follows:

	2005	2004
Catlin Syndicate Direct	$2,190,303	$1,936,595
Catlin Syndicate Reinsurance	749,162	480,643
Catlin Bermuda	1,913,467	1,379,067
Catlin UK	509,869	309,525
Other	860,990	809,980
Consolidation adjustments	(2,363,808)	(1,542,684)
Total assets	$3,859,983	$3,373,126

'Other' in the table above includes assets such as investments in Group companies which are not allocated to individual segments.

Goodwill has been allocated to the relevant segments, being Catlin Syndicate Direct and Catlin Syndicate Reinsurance. The amount of goodwill allocated as at 31 December 2005 was $11,740 (2004: $13,447) for Catlin Syndicate Direct and $ 3,173 (2004: $2,783) for Catlin Syndicate Reinsurance.

Property and equipment, net of accumulated amortisation, held in the UK was $ 17,504 (2004: $18,148), held in Bermuda was $3,570 (2004: $4,140) and held in all other territories was $1,361 (2004: $574).

4. Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 31 December 2005 and 2004 are as follows:

	2005 Fair Value	2005 Amortised Cost	2004 Fair Value	2004 Amortised Cost
US government and agencies	$860,839	$869,655	$741,900	$728,857
Non-US governments	378,339	381,449	140,768	140,737
Corporate securities	277,575	281,500	301,601	302,889
Asset-backed securities	227,290	229,364	267,929	268,531
Total fixed maturities	$1,744,043	$1,761,968	$1,452,198	$1,441,014

The carrying value of fixed maturities at 31 December 2005 and 2004 was the same as their fair value.

The composition of the amortised cost of fixed maturities by ratings assigned by ratings agencies are as follows:

	2005 Amortised Cost	2005 %	2004 Amortised Cost	2004 %
US government and agencies	$869,655	49%	$764,867	53%
Non-US governments	381,449	22%	102,879	7%
AAA	337,923	19%	375,386	26%
AA	74,210	4%	78,914	6%
A	98,731	6%	117,562	8%
BBB	-	-%	1,406	-%

Total fixed maturities	$1,761,968	100%	$1,441,014	100%

The gross unrealised gains and losses related to fixed maturities at 31 December 2005 and 2004 are as follows:

	2005		2004	
	Gross unrealised gains	Gross unrealised losses	Gross unrealised gains	Gross unrealised losses
US government and agencies	$925	$9,742	$13,786	$743
Non-US governments	315	3,425	418	387
Corporate securities	33	3,958	316	1,604
Asset-backed securities	101	2,174	189	791
Total fixed maturities	$1,374	$19,299	$14,709	$3,525

There were no other than temporary declines in the value of investments in the year to 31 December 2005 or 2004. The net realised losses on fixed maturities for the year ended 31 December 2005 were $1,314 (2004: net realised gain of $3,429).

The following is an analysis of how long each of the fixed maturities that were in an unrealised loss position as at 31 December 2005 had been in a continual loss position. This information concerns the potential effect upon future earnings and financial position should management later conclude that some of these current unrealised losses represent other than temporary declines in the value of the securities.

	Less than 12 months		Equal to or greater than 12 months	
	Market value	Gross unrealised losses	Market value	Gross unrealised losses
US government and agencies	$698,842	$8,593	$25,438	$576
Non-US governments	202,455	2,324	35,177	1,030
Corporate securities	222,947	3,163	37,387	819
Asset-backed securities	117,681	1,989	6,433	111
Total fixed maturities	$1,241,925	$16,069	$104,435	$2,536

Proceeds from the sales and maturities of fixed maturities during 2005 were $ 1,523,854 (2004: $684,620). Proceeds from the sales and maturities of short-term investments during 2005 were $429,616 (2004: $727,563). Gross gains of $5,962 (2004: $3,925) and gross losses of $7,469 (2004: $567) were realised on sales of fixed maturities and short-term investments in 2005.

Mortgage-backed securities issued by US government agencies are combined with all other asset-backed securities and are included in the category 'asset-backed securities'. Approximately 8 per cent (2004: 18 per cent) of the total asset-backed holdings at December 31, 2005 are represented by investments in SallieMae, Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Bank and Federal Home Loan Mortgage Corporation bonds. The remainder of the asset-backed exposure consists of non-government asset-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a 'AAA' rating by the major credit rating agencies.

The Group did not have an aggregate investment in a single entity, other than the US government securities, in excess of 10 per cent of total investments at 31 December 2005 and 2004.

Fixed maturities at 31 December 2005, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value	Amortised cost
Due in one year or less	$104,323	$105,281
Due after one through five years	905,707	914,919
Due after five years through ten years	503,939	509,625
Due after ten years	2,783	2,779
	1,516,752	1,532,604
Asset-backed securities	227,291	229,364
Total	$1,744,043	$1,761,968

Net investment income

The components of net investment income for the years ended 31 December 2005 and 2004 are as follows:

	2005	2004
Interest income	$71,153	$45,062
Amortisation of premium/discount	12,371	2,320
Equity in income of investment in associate	1,343	1,400
Gross investment income	84,867	48,782
Investment expenses	(2,720)	(1,808)
Net investment income	$82,147	$46,974

Restricted assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit ('LOC'), as described in Note 9. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.

The total value of these restricted assets by category at 31 December 2005 and 2004 are as follows:

	2005	2004
Fixed maturities, available for sale	$741,281	$607,571
Short term investments	6,957	19,146
Cash and cash equivalents	98,873	119,401
Total restricted assets	$847,111	$746,118

5. Investment in associate

The Group, through Catlin Inc., its US subsidiary, has a 25 per cent membership interest in Southern Risk Operations, L.L.C. ('SRO') which is accounted for using the equity method. The Group received cash distributions from SRO during the year ended 31 December 2005 of $1,418 (2004: $1,073). The share of SRO's profit included within the Consolidated Statement of Operations during 2005 was $1,343 (2004: $1,400). In management's opinion, the fair value of SRO is not less than its carrying value.

6. Unpaid losses and loss expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses

and related expenses, with respect to insured events that have occurred. The process of establishing reserves is complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 31 December 2005 and 2004.

The reconciliation of unpaid losses and loss expenses for the years ended 31 December 2005 and 2004 is as follows:

	2005	2004
Gross unpaid losses and loss expenses, beginning of year	$1,472,819	$962,535
Reinsurance recoverable on unpaid loss and loss expenses	(359,154)	(242,187)
Net unpaid losses and loss expenses beginning of year	1,113,665	720,348
Net incurred losses and loss expenses for claims related to:		
Current year	959,492	698,706
Prior years	(94,207)	(38,269)
Total incurred losses and loss expenses	865,285	660,437
Net paid losses and loss expenses for claims related to:		
Current year	(115,128)	(94,432)
Prior year	(363,449)	(281,483)
Total paid losses and loss expenses	(478,577)	(375,915)
Loss portfolio transfer of remaining net liability in Syndicate 1003	-	66,926
Foreign exchange adjustment	(80,410)	41,869
Net unpaid losses and loss expenses end of year	1,419,963	1,113,665
Reinsurance recoverable on unpaid loss and loss expenses	575,522	359,154
Gross unpaid losses and loss expenses, end of year	$1,995,485	$1,472,819

As a result of the changes in estimates of insured events in prior years, the 2005 provision for losses and loss expenses net of reinsurance recoveries decreased by $94,207 (2004: decrease of $38,269). In 2005 and 2004, the decrease was due to changes in estimates of insured events in previous years resulting from reductions of expected ultimate loss costs, settlement of losses at amounts below previously estimated loss costs and reduction in uncertainty surrounding the quantification of the net cost of claim events.

2005 hurricanes

Net incurred losses and loss expenses for claims related to the current year include $ 333,506 of net losses incurred (prior to reinstatement costs) in respect of the three hurricanes (Katrina, Rita and Wilma) that caused extensive damage in the Gulf of Mexico and southeastern United States during the second half of 2005. The following table summarises the gross to net position.

Gross losses	$615,097
Reinsurance recoveries	(281,591)
Net loss prior to reinsurance costs	333,506
Net reinstatements due on ceded business	48,258
Reinsurance restatements on assumed business	(31,540)

Net loss	$350,224

The figures above represent management's best estimate of the likely final losses to the Group from the three hurricanes. In making this estimate, management has used the best information available, including estimates performed by Catlin's underwriters, actuarial and claims staff, retained external actuaries, outside agencies and market studies. Hurricane Katrina is the largest insured loss in history and is still subject to particular uncertainty both in respect of the original loss and the impact on the reinsurance market. Management's best estimate is based on an assessment of individual contracts in which the Group has a participation. Where affected classes of business underwritten by Catlin are covered by reinsurance, management's best estimate of losses is within the limits of reinsurance protections in respect of all three hurricanes. Where affected classes of business are not covered by reinsurance, any changes to management's best estimate will be fully reflected in net losses and loss expenses in that period.

Allowance is made in the overall management best estimate of net unpaid losses for an appropriate level of sensitivity, for both individual large losses and the overall portfolio of business. In respect of the 2005 hurricanes, management have particularly considered sensitivities relating to gross losses on direct and reinsurance accounts, underlying loss experience of cedants and reinsurance coverage and security issues.

11 September 2001 event

The Group's ultimate gross loss is estimated to be $153,357 (2004: $163,686), and its ultimate net loss after reinstatement premiums is estimated to be $28,079 (2004: $29,512). These ultimate losses are calculated on the basis of a single occurrence. While these figures represent management's best estimate of the likely final loss, a series of sensitivity analyses for contingent scenarios are conducted on a regular basis to quantify potential variability in the forecasting. Sensitivity analysis indicates that the net loss is relatively insensitive to most modeled scenarios because unexhausted coverage remains on the Group's outwards reinsurance programmes, which would be available to protect against any gross loss deterioration, including a two-event scenario.

Closure of Lloyd's Syndicate 1003

Syndicate 1003, which was capitalised by external Names and managed by Catlin Underwriting Agencies Limited, ceased underwriting new business with the 2002 underwriting year. The remaining net liability in Syndicate 1003, calculated as $66,926 at 31 December 2004, was assumed by Syndicate 2003 at 31 December 2004. This was settled through a payment in the form of cash and investments in the same amount, which was carried in premiums and other receivables at 31 December 2004. The transaction has been treated as a loss portfolio transfer, recorded as an increase in loss reserves with no impact on the Consolidated Statement of Operations. To the extent that the future run-off of this portfolio differs from the recorded amount, that development will be recorded in the Consolidated Statement of Operations in the period that it is incurred.

7. Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2005		2004	
	Premiums written	Premiums earned	Premiums written	Premiums earned
Direct	$953,172	$992,181	$1,095,619	$1,011,421
Assumed	433,428	427,515	338,217	326,889
Ceded	(197,501)	(203,254)	(187,331)	(177,200)
Net premiums	$1,189,099	$1,216,442	$1,246,505	$1,161,110

The Group's provision for reinsurance recoverable as of the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Gross reinsurance recoverable	$631,957	$409,809
Provision for uncollectible balances	(24,511)	(18,864)
Net reinsurance recoverable	$607,446	$390,945

The Group evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. All reinsurers must maintain a minimum financial strength rating of 'A' from Standard & Poor's or 'A-' from A M Best. At 31 December 2005, *there were four reinsurers which accounted for more than 5 per cent of the total* reinsurance recoverable.

	% of reinsurance recoverable	AM Best Rating
National Indemnity Company	14	A++
ERC Frankona Ruckversicherungs AG	11	A
Hannover Ruck AG	8	A
Munich Re	8	A+

At 31 December 2005, the Group has a deposit with reinsurer of $21,823 (2004: $57,830) with Max Re, which is rated A- by A M Best. This relates to a whole account stop loss contract that covers the Group's underwriting at Lloyd's for the 2001 and prior underwriting years. The reinsurance contract is retroactive in nature and as a result, premiums paid are accounted as a deposit. The anticipated gain under the contract of $6,898 (2004: $18,278) is deferred and is recognised in income as recoveries are made. During 2005, $11,380 of the deferred gain was recognised in income (2004: $10,811). Assets equivalent in value to the amount accounted as a deposit are held by an independent trustee for the benefit of the reinsured syndicates.

8. Property and equipment

Property and equipment is included within other assets on the balance sheet. Following are the components of property and equipment:

	2005	2004
Property	$1,708	$1,012
Automobiles	526	543
Leasehold improvement	3,387	2,939
Furniture and equipment	39,609	38,413
Total property and equipment	45,230	42,907
Less: accumulated depreciation	(22,795)	(20,048)
Net property and equipment	$22,435	$22,859

Depreciation expense relating to property and equipment for the year ended 31 December 2005 was $9,631 (2004: $6,913).

Included in the furniture and equipment category above are unamortised software costs of $12,885 (2004: $15,161). Depreciation expense relating to software costs for the year ended December 31, 2005 was $4,385 (2004: $5,613).

The Group leases office space and equipment under non-cancellable operating lease agreements, which expire at various times. Future minimum annual lease commitments for non-cancellable operating leases as at 31 December 2005 are as follows:

2006	$3,916

2007	3,853
2008	2,366
2009	439
2010 and thereafter	462
Total	$11,036

Total rent expense for the year ended 31 December 2005 was $3,952 (2004: $3,692).

9. Notes payable, debt and financing arrangements

Notes payable as at 31 December 2005 and 2004 consisted of the following:

	2005	2004
Drawdown under 364-day revolving bank facility, at three-month Libor plus 65 basis points, due 31 March 2006	$50,000	$50,187

Future interest payments on notes payable as of 31 December 2005 are $667, due in 2006.

The Group paid $2,113 in interest during the year ended 31 December 2005 (2004: $1,176).

Bank facilities

Since November 2003, the Group has participated in a Letter of Credit/ Revolving Loan Facility (the 'Club Facility') with three banks. Each bank participates equally in the Club Facility. The Club Facility is comprised of three tranches as detailed below. The Club Facility been varied, amended and restated since it was originally entered into, most recently on 22 December 2005 when the credit available under the Club Facility increased from $150,000 and £125,000 to $250,000 and £150,000 respectively. The following amounts were outstanding under the Club Facility as at 31 December 2005:

- Debt outstanding was $50,000, in the form of a 364-day $50,000 revolving facility with a one year term-out option ('Facility A'). Facility A, while not directly collateralised, is secured by floating charges on Group assets and cross guarantees from material subsidiaries. This debt bears interest at three-month Libor plus 65 basis points, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10%, sufficient to repay the loan at any time. The undrawn portion of Facility A costs 25 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to extend the revolving facility for 364 days, or to convert all cash advances into a term loan.

- A clean, irrevocable standby LOC of $258,000 (£150,000) is provided to support CSL's underwriting at Lloyd's ('Facility B'). As at 31 December 2005, CSL has utilised Facility B and deposited with Lloyd's an LOC in the amount of $215,000 (£125,000). In the event that CSL failed to meet its obligations under policies of insurance written on its behalf, Lloyd's could draw down this letter of credit. This LOC became effective on 24 November 2005 and has an initial expiry date of 27 November 2009. Collateral of $ 68,800 (£40,000) must be provided by 1 August 2006 and a further $34,400 (£20,000) must be provided by 1 August 2007.

- A two-year $200 million standby LOC facility is available for utilisation by CICL Bermuda and CICL UK ('Facility C'). At 31 December 2005, $121,689 in LOC's were outstanding, of which $119,855 are issued for the benefit of CICL Bermuda, with a single LOC of $1,834 (£1,066) being for the benefit of Catlin UK. Collateral of 110% of 50% of the face value of the utilised portion of the LOCs under the Standby facility must be provided.

The terms of the Club Facility require that certain financial covenants be met on a quarterly basis through the filing of Compliance Certificates. These

include maximum levels of possible exposures to realistic disaster scenarios for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2005 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2005.

10. Intangible assets and goodwill

Net intangible assets and goodwill as at 31 December 2005 and 2004 consist of the following:

	Goodwill	Indefinite life intangibles	Finite life intangibles	Total
Gross value at 1 January 2004	$33,957	$-	$59,831	$93,788
Accumulated amortisation	(18,583)	-	(4,674)	(23,257)
Net value at 1 January 2004	15,374	-	55,157	70,531
Movements during 2004:				
Additions	-	-	167	167
Foreign exchange adjustment	856	-	3,766	4,622
Amortisation charge	-	-	(4,082)	(4,082)
Total movements during 2004	856	-	(149)	707
Gross value at 31 December 2004	36,099	-	64,302	100,401
Accumulated amortisation	(19,869)	-	(9,294)	(29,163)
Net value at 31 December 2004	16,230	-	55,008	71,238
Movements during 2005:				
Reclassification of intangible asset	-	54,337	(54,337)	-
Additions	-	-	51	51
Foreign exchange adjustment	(1,317)	(5,660)	(2)	(6,979)
Amortisation charge	-	-	-	-
Write off	-	-	(671)	(671)
Total movements during 2005	(1,317)	48,677	(54,959)	(7,599)
Gross value at 31 December 2005	32,805	56,966	49	89,820
Accumulated amortisation	(17,892)	(8,289)	-	(26,181)
Net value at 31 December 2005	$14,913	$48,677	$49	$63,639

Neither goodwill nor intangibles were impaired in 2005 or 2004.

The Group's intangibles relate to the purchase of syndicate capacity and surplus lines licenses.

Surplus lines licenses are considered to have a finite life and are amortised over their estimated useful life of 5 years. Amortisation of intangible assets for the next 5 years at current exchange rates will amount to approximately $10 per annum.

Lloyd's syndicate capacity purchased in 2002 amounted to $50,959. The acquisition of the syndicate capacity gives the Group benefits that relate to the value of future income streams estimated to arise from business originally underwritten by members of Syndicate 1003, which was assumed by Syndicate 2003, and which was capitalised by CSL in the 2003 Lloyd's underwriting year. The acquisition also gives the Group a valuable ability to generate additional profits as a consequence of the underwriting capital and management flexibility, which results from the acquisition of the third party capacity. The whole of the

consideration has been allocated to these intangible assets.

During 2005, the Group reassessed its estimate of the useful life of syndicate capacity purchased during 2002 and determined that it was indefinite. As a result, the Group has ceased amortising this intangible asset and instead will assess its recoverability at least annually. This change in accounting estimate is applied prospectively.

The effect of this change in accounting estimate on current period administrative expenses, income before income tax expense and net income, as well as on basic and diluted earnings per share, is presented below.

	Before change in accounting estimate($)	Effect of change	As reported
Administrative expenses	$65,884	$(4,019)	$61,865
Income before income tax expense	23,646	4,019	27,665
Income tax expense	(6,840)	(1,163)	(8,003)
Net income	$16,806	$2,856	$19,662
Earnings per common share			
Basic	$0.11	$0.02	$0.13
Diluted	$0.10	$0.02	$0.12

11. Taxation

Under current Bermuda law, the Company and its Bermuda subsidiary, CICL, are not required to pay any taxes in Bermuda on their income or capital gains. The Company and CICL have received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company and CICL will be exempt from taxation in Bermuda until March 2016.

The Group also operates in the UK through its UK subsidiaries. The income of the UK subsidiaries is subject to UK corporation taxes.

Income from the Group's operations at Lloyd's is also subject to US corporation taxes. Lloyd's is required to pay US income tax on US connected income ('US income') written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the Internal Revenue Service. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group's Corporate Member is also subject to this arrangement but, as a UK domiciled company, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income. The UK tax authorities are currently reviewing legislation on the taxation of insurance company technical reserves. The outcome of this review is not yet known, but it remains a possibility that recoverability of foreign taxes by Catlin Syndicate may be prejudiced in whole or in part by any changes in a future year.

The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax expense for the years ended 31 December 2005 and 2004 is as follows:

	2005	2004

Current tax expense	$6,477	$69
Deferred tax expense	1,526	19,817
Expense for income taxes	$8,003	$19,886

The weighted average expected tax expense has been calculated using pre-tax accounting income/(loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. The weighted average tax rate for the Group is 29.9 per cent (2004: 9.6 per cent), which has increased in 2005 because of a change in the balance of the geographical distribution of profits. A reconciliation of the difference between the expense for income taxes and the expected tax expense at the weighted average tax rate for the years ended 31 December 2005 and 2004 is provided below.

	2005	2004
Expected tax expense at weighted average rate	$8,307	$16,704
Permanent differences:		
Disallowed expenses	1,149	2,692
Under/(over) accrual of tax in prior periods	262	490
Items taxed in previous years	(1,212)	-
Other	(503)	-
Expense for income taxes	$8,003	$19,886

The components of the Group's net deferred tax asset/(liability) as of 31 December 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$7,462	$29,886
Future UK double tax relief	7,507	-
Whole account stop loss	2,069	5,483
Deep discount security unwind	1,201	3,029
Accelerated capital allowances	488	-
Cumulative translation adjustment	4,447	-
Syndicate capacity amortisation and other	2,022	1,232
Total deferred tax assets	25,196	39,630
Deferred tax liabilities		
Cumulative translation adjustment	-	(1,061)
Untaxed profits	(29,377)	(45,788)
Net deferred tax liability	$(4,181)	$(7,219)

No valuation allowance was necessary as at 31 December 2005 and 2004.

As of 31 December 2005, the Group has net operating loss carryforwards of approximately $24,873, which are available to offset future taxable income (2004: $99,619). The net operating loss carry forwards arise in the UK subsidiaries where they are expected to be fully utilised. There are no time restrictions on the utilisation of these losses.

12. Stockholders' equity

The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 31 December 2005 and 2004:

2005	Authorised		Issued and outstanding	
	Number of shares	Par value $000	Number of shares	Par value $000
Ordinary common shares, par value $0.01 per share	250,000,000	$2,500	155,914,616	$1,559
Total	250,000,000	$2,500	155,914,616	$1,559

2004	Authorised		Issued and outstanding	
	Number of shares	Par value $000	Number of shares	Par value $000
Ordinary common shares, par value $0.01 per share	250,000,000	$2,500	154,097,989	$1,541
Total	250,000,000	$2,500	154,097,989	$1,541

The following table outlines the changes in common shares issued and outstanding during 2005 and 2004:

	2005	2004
Balance, 1 January	154,097,989	75,109,082
Movements pre-IPO:		
Payment of payment-in-kind ('PIK') dividend	-	42,195,965
Redesignation of preference shares	-	497,000,000
Cancellation of options and replacement with ordinary common shares	-	154,576
Total ordinary common shares before the effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	-	614,459,623
Total ordinary common shares after effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	-	122,891,925
New ordinary common shares issued in the IPO	-	31,180,000
Ordinary common shares issued after the IPO (exercise of stock options and warrants)	1,816,627	26,064
Balance, 31 December	155,914,616	154,097,989

On 6 April 2004, the Group completed its IPO and was admitted to the Official List of the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place. Accrued dividends on convertible preference shares were settled through the issuance of additional common shares and a small number of share options were cancelled and replaced with common shares. All convertible preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.

The Group raised $200,472 ($182,627 net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

As a result, immediately following the capital changes and the IPO, the Company had 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

Dividends

On 31 May 2005, the Group paid a final dividend relating to the 2004 financial year of $0.156 (£0.081) per share to shareholders of record at the close of business on 29 April 2005. The total dividend paid for the 2004 financial year was $0.235 (£0.124) per share.

On 14 November 2005, the Group paid an interim dividend relating to the 2005 financial year of $0.099 per share (£0.054 per share) to shareholders of record as of 14 October 2005.

13. Employee stock compensation schemes

The Group has two stock compensation schemes in place: a Performance Share Plan, which was adopted in 2004, and a Long Term Incentive Plan, adopted in 2002. These financial statements include the total cost of stock compensation for both plans, calculated using the fair value method of accounting for stock-based employee compensation. The total cost of the plans expensed in the year ended 31 December 2005 was $4,246 (2004: $2,099).

Performance Share Plan ('PSP')

The first awards were made to employees under the PSP on 11 March 2005. Options with a nil exercise price over 2,056,977 shares and 166,982 non-vested shares (total of 2,223,959 securities) were granted to Group employees. Up to half of the securities will vest on 11 March 2008 and up to half will vest on 11 March 2009, subject to certain performance conditions calibrated to stockholder returns. These securities have been treated as non-vested shares and as such have been measured at their fair value as if they were vested and issued on the grant date, excluding the impact of performance vesting conditions. Performance vesting conditions are included in assumptions about the number of non-vested shares that employees will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The total number of PSP securities outstanding at 31 December 2005 was 2,203,786 and the total compensation expense relating to the PSP for the year ended 31 December 2005 was $2,221.

In addition, at each dividend payment date, an amount equal to the dividend that would be payable in respect of the shares to be issued under the PSP, is to be paid into an Employee Benefit Trust. This amount, totalling $567 in 2005, is treated as a deferred compensation obligation and as such is taken directly to retained earnings and capitalised in stockholders' equity within additional paid-in capital.

Long Term Incentive Plan ('LTIP')

After adjusting for the effects of the bonus issuance and share consolidation as described in Note 12, interests in shares equivalent to 10 per cent of the Company's fully diluted share capital as at 4 July 2002, (a total of 16,051,613 ordinary common shares) were granted to eligible employees. The individual awards were divided into options with an exercise price of $5.00 and exercisable in four equal annual tranches, and options with exercise prices of $10.00, $12.50 and $15.00, exercisable on 1 July 2007.

During 2002, the Company granted options over 14,624,099 shares, which had been allocated to employees based on the fair value as at July 4, 2002, being $5.20 per share.

During 2003, the Company granted options over a further 1,427,514 shares to employees, based on the fair value as at 31 December 2003, being $7.60 per share.

Immediately prior to the IPO on 6 April 2004, the Board approved the grant of options over an additional 739,979 shares, with exercise prices of $6.40 (£3.50), $10.00, $12.50 and $15.00. The weighted average exercise price of interests allocated is $10.06 per share (2003: $9.50 per share). At the same time, the Board also approved the acceleration of the vesting date of one half of the options with exercise prices of $10.00, $12.50 and $15.00, from 1 July 2007 to 6 April 2004 (date of Admission). The impact of the acceleration of the vesting date is to shorten the remaining expected life of the modified options from 3.625 years to 1.875 years. This modification has resulted in no additional compensation expense.

The options vest on various dates as prescribed under LTIP plan documentation, but in any event all will have vested and will expire by 4 July 2012. 1,576,110 interests vested on 4 July 2003. Upon the IPO on 6 April 2004, 4,815,484 interests vested and on 4 July 2004, a further 1,668,261 interests vested. 1,655,158 interests vested on 4 July 2005. The table below shows the status of the interests in shares as at 31 December 2005:

More to follow, for following part double-click [nRN3I5336Z]

REG-Catlin Group Limited Final Results - Part 2
Released: 09/03/2006

RNS Number:5336Z
Catlin Group Limited
Part 2 : For preceding part double-click [nRNSI5336Z]

Losses and loss expenses

Losses and loss expenses have increased 31 per cent to US$865.3 million (2004: US$660.4 million). The Group's loss ratio increased by 14.2 percentage points to 71.1 per cent (2004: 56.9 per cent).

Included in losses and loss expenses are net losses incurred in respect of the three major hurricanes (Katrina, Rita and Wilma) that caused extensive damage in the Gulf of Mexico and the Southeastern United States during the second half of 2005. The Group's incurred loss from these hurricanes amounted to US$333.5 million, which added 27.4 percentage points to the Group's loss ratio, excluding the impact of reinstatement premiums (2004 major hurricanes: US$114.6 million).

Also included in losses and loss expenses is a release of reserves relating to prior year losses amounting to US$94.2 million (2004: US$38.3 million). The impact of both of these items on losses and loss expenses as well as the loss ratio is outlined in the table below:

	2005		2004	
	US$000	Loss ratio	US$000	Loss ratio
Losses and loss expenses, as reported	865,285	71.1%	660,437	56.9%
Less: hurricane large losses	(333,506)	(27.4%)	(114,616)	(9.9%)
Add: release of prior year reserves	94,207	7.8%	38,269	3.3%
	625,986	51.5%	584,090	50.3%

Expense ratio

Total expenses increased 1 per cent to US$391.1 million (2004: US$386.7 million). The expense ratio improved by 0.5 percentage points to 32.0 per cent (2004: 32.5 per cent).

Acquisition costs are the single largest element of expense. These increased by US$2.7 million to US$305.5 million (2004: US$302.8 million), and the acquisition expense ratio fell by 1 percentage point to 25.1 per cent (2004: 26.1 per cent). This reduction was driven by the mix of business underwritten and particularly the effect on earned premium of reinsurance accounts which attract relatively lower acquisition costs.

The increase in administration and other expenses was primarily due to greater employee numbers across the Group, combined with the expense involved in establishing new offices in the United Kingdom, United States, Belgium, Canada and Guernsey. In addition, significant professional fees were incurred in 2005 related to due diligence for the acquisition of Catlin US and the restructuring of Catlin UK from a branch to a subsidiary of Catlin Bermuda.

The increase in administration and other expenses was partially offset by a material decrease in Central Fund contributions levied by Lloyd's (2005: 0.5 per cent of stamp capacity; 2004: 1.25 per cent). In addition, the Group did not make sufficient returns in 2005 under the profit related bonus calculation and therefore no such bonus will be payable to management relating to the 2005 year.

Finally, in 2005 the Group ceased amortising its purchased syndicate capacity intangible asset. This intangible asset has a balance sheet value of US$48.7 million at 31 December 2005. Amortisation of this asset reported in 2004 was US$4.0 million.

Net investment income and net realised gains/(losses) on investments

US$000	2005	2004
Total investments, as at 31 December	2,371,360	1,982,712
Net investment income	82,147	46,974
Net realised (losses)/gains on investments	(1,520)	3,358
Net unrealised (losses)/gains on investments	(29,015)	5,254
	51,612	55,586
Realised return on average investments	3.6%	3.1%
Total return on average investments	2.3%	3.4%

Net investment income and net realised gains/(losses) on investments increased by 60 per cent to US$80.6 million (2004: US$50.3 million). The realised return on average investments increased to 3.6 per cent (2004: 3.1 per cent).

Total return on average investments decreased to 2.3 per cent (2004: 3.4 per cent) as a result of significant unrealised losses. During the year, short term interest rates rose and yield curves flattened dramatically, significantly impacting fixed income securities with maturities of less than three years. As a result of the relatively short term nature of the Group's liabilities and its matched asset position, the rise in short term interest rates created substantial unrealised losses on the Group's investment portfolios.

Net realised gain/(loss) on foreign currency exchange

The Group reports its financial results in US dollars. During the year ended 31 December 2005, the Group realised a loss on foreign exchange of US$13.8 million (2004: US$8.9 million gain). The US dollar strengthened by 10 per cent against sterling during 2005, triggering foreign exchange losses on the valuation of sterling denominated net assets carried in US dollar balance sheets.

The Group seeks to maintain matched portfolios of assets and liabilities by main currency to avoid economic exposure to foreign exchange movements. However, accounting effects arise largely as a result of intra-Group trading. In particular, Catlin Bermuda has provided substantial sterling funding and reinsurance to Catlin Syndicate and Catlin UK. Losses realised in Bermuda are offset by gains arising on translation of the balance sheets of these UK entities; such gains are taken directly to stockholders' equity.

Income tax expense

The Group's effective tax rate increased to 28.9 per cent (2004: 11.4 per cent). This is higher than the anticipated long term tax rate, partly due to the high incidence of losses incurred in and ceded to Catlin Bermuda, a zero-tax jurisdiction. 2005 was a year of exceptional loss; the effective tax rate will decrease during years of higher profitability.

Balance sheet

US$000 (except share amounts)	2005	2004	% change
Investments and cash	2,371,360	1,982,712	20
Intangibles and goodwill	63,639	71,238	(11)
Premiums and other receivables	565,500	629,544	(10)
Reinsurance recoverable	629,269	448,775	40
Deferred acquisition costs	126,738	142,511	(11)
Other assets	103,477	98,346	5
Loss reserves	(1,995,485)	(1,472,819)	35
Unearned premiums	(663,659)	(722,891)	(8)

Notes payable	(50,000)	(50,187)	-
Other liabilities	(219,758)	(156,042)	41
Stockholders' equity	931,081	971,187	(4)
Stockholders' equity per share (US$)	US$5.97	US$6.30	(5)
Stockholders' equity per share (sterling)	£3.47	£3.28	6

The chart below shows the principal components of the change in stockholders' equity during the year:

US$000	
Stockholders' equity, 1 January 2005	971,187
Net income	19,662
Stock compensation and other	4,737
Dividends declared	(38,950)
Change in other comprehensive income	(25,555)
Stockholders' equity, 31 December 2005	931,081

Investments and cash

Investments and cash increased by 20 per cent to US$2.37 billion (2004:US$1.98 billion). There was no capital activity during 2005; the increase was generated by operations, offset by dividend payments of US$38.3 million (2004: US$12.1 million). The Group continued to maintain a conservative investment philosophy, with assets invested in a portfolio of fixed maturities, short term investments and cash. At 31 December 2005, the fixed maturities were all high quality, primarily with ratings of AA or higher.

Reinsurance recoverable

Reinsurance recoverable, including deposit with reinsurer, increased by 40 per cent to US$629.3 million (US$448.8 million), largely reflecting the anticipated recoveries from reinsurers due to the hurricane losses incurred in the second half of the year. Recoveries for these losses at year end were estimated to be US$282 million.

More than 95 per cent of the Group's overall recoveries is due from reinsurers rated 'A-' or better, and US$135.0 million of the amount recoverable is secured through segregated trust funds held for the account of Catlin (2004: US$169.4 million). The Group maintains provisions to cover balances due, or anticipated to be due, from reinsurers that are now expected not to be able to pay amounts due or where there are specific contractual disputes.

Loss reserves

Gross loss reserves increased 35 per cent to US$2.00 billion (2004: US$1.47 billion). Net loss reserves as a proportion of stockholders' equity increased to 152.5 per cent at 31 December 2005 (31 December 2004: 114.7 per cent), reflecting the large hurricane losses incurred during the year. These large losses remain mostly unpaid, resulting in a high level of unsettled claims at the year-end. Loss reserves continue to be held at levels which are conservative relative to the range of estimates of both internal actuaries and independent advisors.

Unearned premiums

Unearned premiums decreased 8 per cent to US$663.7 million at 31 December 2005 (31 December 2004: US$722.9 million). Gross premiums written declined 3 per cent compared with the prior period. Within gross premiums written there is a larger element of reinstatement premiums in 2005 compared with 2004, the majority of which were earned by the end of the year.

Cash and capital management

Intra-Group reinsurance

The use of intra-Group reinsurance is central to the management of the Group's capital. The Group seeks to maintain economic capital within Catlin Bermuda to the maximum extent possible and to manage the insurance risk portfolio on a Group basis, regardless of the underwriting platform which originally underwrites the risk.

At the end of 2004, the Group put into place a quota share contract, which effectively resulted in the cession of 50 per cent of Catlin Syndicate's business to Catlin Bermuda. This contract was deposit accounted in the 2004 financial statements due to its retroactive nature. In 2005, this contract is accounted for as reinsurance and its impact on the segmental reporting can be seen. During 2005, the Group put into place another quota share contract, which results in the cession of 60 per cent of Catlin UK's business to Catlin Bermuda. This is also accounted for as reinsurance.

Cash and liquidity

A summary of the growth in cash and invested assets is shown in the table below.

US$000	
Total cash and investments, 1 January 2005	1,982,712
Operating cash	465,234
Dividends paid	(38,291)
Non-operating cash and other	(38,295)
Total cash and investments, 31 December 2005	2,371,360

Gearing and banking facility

During December 2005 the Group renewed its bank facility with a club of three lending banks. The structure of the facility is largely unchanged from the prior year although the amounts have increased, in particular relating to the standby letter of credit facility:

- A US$50 million revolving credit facility fully drawn by the Group and used to subscribe capital to Catlin Bermuda.

- A £150 million (US$258 million) unsecured letter of credit facility. £125 million (US$215 million) of this facility is drawn and used to provide part of the Funds at Lloyd's supporting the underwriting of Catlin Syndicate.

- A US$200 million standby letter of credit facility which is used by Catlin Bermuda and Catlin UK to secure outstanding claim and unearned premium balances as necessary.

The gearing reflected on the balance sheet resulting from usage of this facility is represented by the $50 million of notes payable, unchanged from 2004, which represents 5.4% (2004: 5.2%) of stockholders' equity.

The Funds at Lloyd's unsecured letter of credit facility is used to provide part of the regulatory capital for Catlin Syndicate, the balance being provided by Catlin Bermuda funds which are held in trust by Lloyd's. In addition, at 31 December 2005 letters of credit with a value of $122 million, half of which are unsecured, had been issued under the standby facility, almost all in respect of Catlin Bermuda policies.

Foreign currency management

US dollars account for the majority of the Group's cash flow. A significant part of the remaining cash flow is in sterling; the Group also maintains euro and Canadian dollar funds. Management of foreign currency exposures is primarily focussed on analysis and matching of expected cash flows; derivatives or other financial instruments have not been utilised. Forward purchases and sales of currency are used when currency needs are identified.

Whilst the Group typically realises exchange losses during periods of appreciating US dollar values, sterling shareholders can achieve substantial gains. During 2005 the value of the US dollar against sterling moved from 1.92

at 1 January to 1.72 at 31 December, a rise of more than 10 per cent. Although stockholders' equity per share in US dollar terms has fallen by 5 per cent during the year to US$5.97 (2004: US$6.30), in sterling terms this represents a 6 per cent gain to £3.47 per share (2004:£3.28).

Other capital management

Group capital adequacy is measured against Catlin's economic capital model which measures required capital against a series of 1 in 200 year scenarios. This complies with European and US regulatory requirements, although the Group holds capital in excess of regulatory minima. The model calculates capital requirements having regard to underwriting, reserving, credit, market, investment and operational risk. The model is regularly updated as part of our planning process.

Catlin Bermuda, Catlin UK and Catlin Syndicate are each rated 'A' (Excellent) by A.M. Best.

Christopher Stooke
Chief Financial Officer
8 March 2006

Catlin Group Limited
Consolidated Balance Sheets
As at 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortised cost 2005: $1,761,968; 2004: $1,441,014)	$1,744,043	$1,452,198
Short-term investments, at fair value	14,666	173,037
Cash and cash equivalents, at fair value	609,857	354,608
Investment in associate	2,794	2,869
Total investments	2,371,360	1,982,712
Accrued investment income	17,227	15,925
Premiums and other receivables	565,500	629,544
Reinsurance recoverable (net of allowance of 2005: $24,511; 2004: $18,864)	607,446	390,945
Deposit with reinsurer	21,823	57,830
Reinsurers' share of unearned premiums	37,222	51,748
Deferred acquisition costs	126,738	142,511
Intangible assets and goodwill (accumulated amortisation 2005: $26,181; 2004: $29,163)	63,639	71,238
Other assets	49,028	30,673
Total assets	$3,859,983	$3,373,126
Liabilities and Stockholders' Equity		
Liabilities:		
Unpaid losses and loss expenses	$1,995,485	$1,472,819
Unearned premiums	663,659	722,891
Deferred gain	8,078	19,548
Reinsurance payable	137,313	59,137
Notes payable	50,000	50,187
Accounts payable and other liabilities	70,186	70,138
Deferred taxes	4,181	7,219
Total liabilities	$2,928,902	$2,401,939

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Balance Sheets
As at 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Stockholders' equity:		
Ordinary common shares, par value $0.01 Authorised 250,000,000; issued and outstanding 2005: 155,914,616; 2004: 154,097,989)	1,559	1,541
Additional paid-in capital	721,935	716,649
Accumulated other comprehensive income/(loss)	(21,399)	4,156
Retained earnings	228,986	248,841
Total stockholders' equity	931,081	971,187
Total liabilities and stockholders' equity	$3,859,983	$3,373,126

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors on 8 March 2006
Stephen Catlin, Director
Christopher Stooke, Director

Catlin Group Limited
Consolidated Statements of Operations
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Revenues		
Gross premiums written	$1,386,600	$1,433,836
Reinsurance premiums ceded	(197,501)	(187,331)
Net premiums written	1,189,099	1,246,505
Change in net unearned premiums	27,343	(85,395)
Net premiums earned	1,216,442	1,161,110
Net investment income	82,147	46,974
Net realised (losses)/gains on investments	(1,520)	3,358
Net realised (losses)/gains on foreign currency exchange	(13,791)	8,865
Other income	741	759
Total revenues	1,284,019	1,221,066
Expenses		
Losses and loss expenses	865,285	660,437
Policy acquisition costs	305,539	302,791
Administrative expenses	61,865	57,294
Other expenses	23,665	26,602
Total expenses	1,256,354	1,047,124
Income before income tax expense	27,665	173,942
Income tax expense	(8,003)	(19,886)
Net income	$19,662	$154,056
Earnings per common share		
Basic	$0.13	$1.31
Diluted	$0.12	$1.00

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	Common stock	Preference shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stock-holders' equity
Balance 1 January 2004	$8	$50	$533,276	$106,709	$(1,406)	$638,637
Comprehensive income:						
Net income	-	-	-	154,056	-	154,056
Other comprehensive income	-	-	-	-	5,562	5,562
Total comprehensive income	-	-	-	154,056	5,562	159,618
Payment of PIK dividend	4	-	(4)	-	-	-
Redesignation of preference shares	50	(50)	-	-	-	-
19-1 bonus issue	1,167	-	(1,167)	-	-	-
Global Offer	312	-	182,315	-	-	182,627
Stock compensation expense	-	-	2,099	-	-	2,099
Stock options exercised	-	-	130	-	-	130
Dividends declared	-	-	-	(11,924)	-	(11,924)
Balance 31 December 2004	$1,541	$-	$716,649	$248,841	$4,156	$971,187
Comprehensive income:						
Net income	-	-	-	19,662	-	19,662
Other comprehensive loss	-	-	-	-	(25,555)	(25,555)
Total comprehensive loss	-	-	-	19,662	(25,555)	(5,893)
Stock compensation expense	-	-	4,246	-	-	4,246
Stock options and warrants exercised	18	-	(18)	-	-	-
Dividends declared	-	-	-	(38,950)	-	(38,950)
Deferred compensation obligation	-	-	567	(567)	-	-

Adjustment to Global Offer expenses	-	-	491	-	-	491
Balance 31 December 2005	$1,559	$-	$721,935	$228,986	$(21,399)	$931,081

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Statements of Cash Flows
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Cash flows provided by operating activities		
Net income	$19,662	$154,056
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	9,631	10,742
Amortisation of discounts of fixed maturities	(12,371)	(2,317)
Net realised losses/(gains) on investments	1,520	(3,358)
Unpaid losses and loss expenses	700,895	423,817
Unearned premiums	7,810	67,485
Premiums and other receivables	(10,087)	(187,251)
Deferred acquisition costs	2,577	(3,518)
Reinsurance payable	166,576	42,358
Reinsurance recoverable	(305,930)	(63,542)
Reinsurers' share of unearned premiums	(14,334)	2,211
Deposit with reinsurer	36,007	36,640
Deferred gain	(11,470)	(3,893)
Accounts payable and other liabilities	(2,174)	7,869
Deferred tax	6,855	3,035
Other	(129,933)	66,396
Net cash flows provided by operating activities	465,234	550,730
Cash flows used in investing activities		
Purchases of fixed maturities	(1,817,889)	(1,370,658)
Purchases of short-term investments	(258,048)	(738,956)
Proceeds from sales of fixed maturities	1,445,990	672,950
Proceeds from maturities of fixed maturities	77,864	11,670
Proceeds from sales of short-term investments	429,616	727,563
Purchase of intangible assets	(51)	(161)
Purchases of property and equipment	(11,174)	(12,233)
Proceeds from sales of property and equipment	21	85
Net cash flows used in investing activities	(133,671)	(709,740)

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Statements of Cash Flows
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Cash flows provided by financing activities		
Proceeds from issue of common shares	-	183,127
Dividends paid on common shares	(38,291)	(12,085)
Proceeds from notes payable	250,000	200,000
Repayment of notes payable	(250,000)	(200,000)
Proceeds from exercise of stock options	-	130

Net cash flows (used in)/provided by financing activities	(38,291)	171,172
Net increase in cash and cash equivalents	293,272	12,162
Cash and cash equivalents - beginning of year	354,608	325,667
Effect of exchange rate changes	(38,023)	16,779
Cash and cash equivalents - end of year	$609,857	$354,608
Supplemental cash flow information		
Taxes paid	$223	$306
Interest paid	$2,113	$1,176
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	$480,014	$349,815
Cash equivalents	$129,843	$4,793

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Notes to the Consolidated Financial Statements
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

1. Nature of operations

Catlin Group Limited ('Catlin' or the 'Company') is a holding company incorporated on 25 June 1999 under the laws of Bermuda. Through intermediate holding companies in the United Kingdom ('UK'), the Company is the sole shareholder of Catlin Underwriting Agencies Limited ('CUAL'), a Lloyd's managing agent, and Catlin Syndicate Limited ('CSL'), the sole member of Lloyd's Syndicate 2003 and Syndicate 2600. As well as Syndicates 2003 and 2600, CUAL also managed Syndicate 1003, the capital of which was provided by third parties for 2002 and prior years. With effect from the 2003 underwriting year, CSL is the sole capital provider to all CUAL-managed syndicates.

In December 2000, the Company established Catlin Insurance Company Limited ('CICL') as a Bermuda licensed insurer. CICL remained dormant until July 2002 when, in conjunction with a private equity capital raise, CICL was capitalised, activated and licensed as a Class 4 insurer under the laws and regulations of Bermuda. In December 2003, CICL received authorisation from the Financial Services Authority ('FSA') to commence underwriting in the UK through its UK Branch operations. In March 2005, Catlin Insurance Company (UK) Limited was authorised by the FSA and in June 2005, all of the business written by the UK Branch of CICL was novated into this new company, a subsidiary of CICL.

The Company is also the sole shareholder (directly or through intermediate holding companies) of companies in Singapore, Malaysia, Germany, Australia, Guernsey, Canada, the United States of America ('US') and the UK. These companies all act as underwriting agents for Catlin underwriting platforms.

Through its subsidiaries, the Company writes a broad range of products, including property, casualty, energy, marine and aerospace insurance products and property, catastrophe and per-risk excess, non-proportional treaty, aviation, marine, casualty and motor reinsurance business. Business is written from many countries, although business from the US predominates. The Company and its subsidiaries are together referred to as the 'Group'.

On 6 April 2004, the Company completed its initial public offering and was admitted to the London Stock Exchange. The Company raised $182,627 net of expenses through the issuance of new common shares.

2. Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in

accordance with accounting principles generally accepted in the US ('US GAAP'). The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are reserves for loss and loss expenses, deferred acquisition costs, reinsurance recoverables, valuation of investments and goodwill. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

Reporting currency

The financial information is reported in US dollars ('US dollars' or '$').

Investments

The Group's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealised gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and is recorded in current period income. Interest income is recognised when earned. Realised gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortisation of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognised prospectively.

Other than temporary impairments

The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognised in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary.

Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.

Short-term investments

Short-term investments are carried at fair value and are composed of securities due to mature between 90 days and one year of date of purchase.

Investment in associate

Investment in associate is composed of an investment in a limited liability corporation. This investment is accounted for using the equity method.

Cash and cash equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognised in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired risk portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual instalments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual instalments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognised and fully earned as they fall due.

Deferred acquisition costs

Certain policy acquisition costs, consisting primarily of commissions and premium taxes, that vary with and are primarily related to the production of premium, are deferred and amortised over the period in which the related premiums are earned.

A premium deficiency is recognised immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs ('DAC') to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortised DAC, a liability will be accrued for the excess deficiency.

Unpaid losses and loss expenses

A liability is established for unpaid losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported ('IBNR') reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have

been reported, and internal claims processing charges. The process used in establishing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Deferred gain

The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortised into income over the settlement period of the recoveries under the relevant contract.

Contract deposits

Contracts written by the Group which are not deemed to transfer significant underwriting and/or timing risk are accounted for as contract deposits and are included in premiums and other receivables. Liabilities are initially recorded at an amount equal to the assets received and are included in accounts payable and other liabilities.

The Group uses the risk-free rate of return of equivalent duration to the liabilities in determining risk transfer and records the transactions using the interest method. The Group periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future internal rate of return of the liability over the remaining estimated contract term.

Goodwill and intangible assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. Pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ('FAS 142'), goodwill is deemed to have an indefinite life and should not be amortised, but rather tested at least annually for impairment.

The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. The measurement of fair value of the reporting unit was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles relate to the purchase of syndicate capacity and surplus lines licenses.

During 2005, the Group reassessed its estimate of the useful life of syndicate capacity purchased during 2002 and determined that it was indefinite. As a result, the Group has ceased amortising this intangible asset and instead will assess its recoverability at least annually.

Surplus lines authorisations are considered to have a finite life and are amortised over their estimated useful lives of 5 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortised balance over the fair value of the intangible asset is charged to earnings.

Other assets

Other assets are principally composed of prepaid items and property and equipment.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortised over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalised when incurred and depreciated over their estimated useful lives of five years.

Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimise the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognised and commissions thereon are earned over the period that the reinsurance coverage is provided.

Reinstatement premiums are recorded and fully expensed as they fall due.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Return premiums due from reinsurers are included in premiums and other receivables.

Comprehensive income/(loss)

Comprehensive income/(loss) represents all changes in equity that result from recognised transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealised gains or losses on available for sale investments and foreign currency translation adjustments.

Foreign currency translation and transactions

Foreign currency translation

The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. The presentation currency of the Group has been determined to be US dollars. For subsidiaries with a functional currency other than US dollars, foreign currency assets and liabilities are translated into US dollars using period end rates of exchange, while statements of operations are translated at average rates of exchange for the period. The resulting translation differences are recorded as a separate component of accumulated other comprehensive income/(loss) within stockholders' equity.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are revalued at period end rates of exchange, with the resulting gains and losses included in income. Revenues and expenses denominated in foreign currencies are translated at average rates of exchange for the period.

Income taxes

Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realised.

Preference shares

Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares' par value is credited to additional paid-in capital. Dividends are recognised when declared by the Company.

Stock compensation

The Group accounts for stock-based compensation arrangements under the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Accounting for Stock-Based Compensation ('FAS 123R').

The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognised on a straight-line basis over the option-vesting period.

The fair value of non-vested shares is calculated on the grant date based on the share price and the exchange rate in effect on that date and is recognised on a straight-line basis over the vesting period. This calculation is updated on a regular basis to reflect revised expectations and/or actual experience.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Subsequent changes in fair value are not recognised in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Other income

Other income consists of managing agency fees and profit commission in respect of the Group's management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.

Pensions

The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and uncertainties

In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above and in Note 6, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements. The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The

Group believes that there are no significant concentrations of credit risk associated with its investments. Similar diversification provisions are in place governing the Group's reinsurance programme.

New accounting pronouncements

In April 2005, the Financial Accounting Standards Board ('FASB') issued FAS 123R, which is a revision of FAS 123, 'Accounting for Stock-based Compensation.' FAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services for share-based payment transactions, and requires that all share-based payment transactions are recorded at fair value. FAS 123R is effective for reporting periods beginning after 15 December 2005, but early adoption is permitted. The Group has adopted the provisions of FAS 123R in these 2005 consolidated financial statements, such that new Performance Share Plan described in Note 14 has been accounted for in accordance with FAS 123R. The Group's existing stock option plan was historically accounted for at fair value and therefore the adoption of FAS 123R had no impact on the Group's financial position or results of operations.

In June 2005, the FASB issued Financial Accounting Standard 154, ('FAS 154') Accounting Changes and Error Corrections, a replacement of APB No. 20 and FAS No 3. FAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle and requires that a change in depreciation, amortisation, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after 15 December 2005, but early adoption is permitted. The adoption of FAS 154 will not have an impact on the Group's financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation 46 ('FIN 46'), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements ('ARB 51'). FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation of standards on consolidation. FIN 46-R clarifies the consolidation accounting guidance in ARB 51 as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities ('VIEs'). FIN 46-R requires that the primary beneficiary of a VIE consolidates the VIE. FIN 46-R also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. The requirements of FIN 46-R had various implementation dates during financial years 2003 and 2004. The adoption of certain FIN 46-R requirements did not have an impact on the Group's financial position or results of operations.

More to follow, for following part double-click [nRN2I5336Z]

REG-Catlin Group Limited Final Results - Part 1
Released: 09/03/2006

RNS Number:5336Z
Catlin Group Limited
09 March 2006

NOT FOR DISTRIBUTION IN THE UNITED STATES

FOR IMMEDIATE RELEASE

The shares to be issued in the proposed placing have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. This announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares to be issued in the proposed placing will not be offered or sold to the public in the United States.

9 March 2006

CATLIN GROUP LIMITED ANNOUNCES
PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2005

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international property and casualty insurer and reinsurer, announces its financial results for the year ended 31 December 2005.

Financial highlights:

- Income before tax amounted to US$27.7 million (2004: US$173.9 million) despite net incurred losses from the three major hurricanes of US$333.5 million (2004 major hurricanes: US$114.6 million); net income amounted to US$19.7 million (2004: US$154.1 million)
- Return on average equity was 2.1% (2004: 19.1%)
- Book value grew to £3.47 per share (2004: £3.28) in sterling terms; declined to US$5.97 (2004: US$6.30) in dollar terms
- Gross premiums written decreased to US$1.39 billion (2004: US$1.43 billion)
- Net premiums earned increased to US$1.22 billion (2004: US$1.16 billion)
- Combined ratio was 103.1 per cent (2004: 89.4 per cent); net incurred losses from the three major hurricanes represent 27.4 percentage points of the combined ratio (2004 major hurricane losses amounted to 9.9%)
- Proposed final dividend of 10.1 pence (17.6 US cents) per share (2004: 8.1 pence; 15.6 cents); proposed total dividend of 15.5 pence (27.5 US cents) per share (2004: 12.4 pence; 23.5 cents)
- Five percent capital raise and debt restructuring during the first half of 2006

US$000 (except as indicated)	2005	2004	% change
Gross premiums written	1,386,600	1,433,836	(3)
Net premiums written	1,189,099	1,246,505	(5)
Net premiums earned	1,216,442	1,161,110	5
Income before income taxes	27,665	173,942	(84)

Net income	19,662	154,056	(87)
Earnings per share (US$)*	0.13	1.08	(88)
Total dividend per share (pence)	15.5	12.4	25
Total dividend per share (cents)	27.5	23.5	17
Book value per share (US$)	$5.97	$6.30	(5)
Book value per share (sterling)	£3.47	£3.28	6
Tax rate	28.9%	11.4%	--
Loss ratio	71.1%	56.9%	--
Expense ratio	32.0%	32.5%	--
Combined ratio	103.1%	89.4%	--
Return on average equity	2.1%	19.1%	--

* 2004 figure is pro forma

Operational highlights:

- Disciplined underwriting resulted in less than 1 per cent decrease in weighted average premium rates across all classes of business

- Strong underlying business performance, distorted by record hurricane losses

- US$94 million release of prior year reserves reflects underlying reserving strength and profitability

- Establishment of fourth underwriting platform, Catlin US, to write admitted US business, subject to regulatory approval

- Continued development of Catlin Bermuda and Catlin UK

- Opened new offices in Antwerp, Toronto, Guernsey and San Francisco

- Centralisation and strengthening of support infrastructure

Outlook:

- Premium levels are strong across entire risk portfolio

- 9 per cent increase in average weighted premium rates across all classes for business incepting in January; (17 per cent increase for hurricane impacted classes; 1.5 per cent increase across balance of portfolio)

- Exposure to potential catastrophe losses is being reduced as business renews during 2006

- Share placing of approximately 5% of capital and debt restructuring to maximise flexibility to respond to market opportunities in 2006, particularly in the United States

Commenting on the Group's preliminary results, Sir Graham Hearne, Chairman of Catlin Group Limited, said:

"Catlin's operating performance during 2005 was very satisfactory, notwithstanding the unprecedented impact of the hurricanes. The proposed total dividend of 15.5 pence per share, which represents an increase of 25 per cent, reflects our confidence in underlying trends and prospects for Catlin."

Chief Executive Stephen Catlin said:

"Catlin's performance during 2005 demonstrates the strength of the Group's strategy and the advantages offered by our operating structure and diversified portfolio of business.

Our strong capital base has remained intact despite a very tough 2005; we are now increasing our capital and improving our debt structure to take maximum advantage of growth opportunities in 2006 and beyond."

This summary should be read in conjunction with the detailed announcement which follows.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications — Tel: +44 (0)20 7458 5710 — Mobile: +44 (0)7958 767 738 — E-mail: james.burcke@catlin.com

Liz Morley, The Maitland Consultancy — Tel: +44 (0)20 7379 5151 — E-mail: emorley@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations — Tel: +44 (0)20 7458 5726 — Mobile: +44 (0)7710 314 365 — E-mail: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL).

2. Catlin management will make a presentation to investment analysts at 11.00am GMT today at its London office. The presentation will be broadcast live on the Group's website (www.catlin.com). The webcast will be also be available on the website following the presentation.

3. Catlin's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The Group reports in US dollars.

4. Pro forma net income per share for 2004 has been calculated based on weighted average pro forma shares in issue of 142.8 million.

5. Rate of exchange at 31 December 2005: £1 = US$1.72 (balance sheet); £1 = US$1.82 (income statement); at 7 March 2006 £1 = US$1.74.

6. Detailed information regarding Catlin's financial results for the year ended 31 December 2005 follow, including statements from the Chairman, Chief Executive and Chief Financial Officer and unaudited financial statements.

7. Syndicate 2003 at Lloyd's (the Catlin Syndicate) and Catlin Insurance Company Ltd. (Catlin Bermuda) and Catlin Insurance Company (UK) Limited (Catlin UK) have been assigned financial strength ratings of 'A' (Excellent) by A.M. Best Company.

Chairman's Statement

The Catlin Group achieved a solid operating performance during 2005, notwithstanding the record level of catastrophe losses incurred during the second half of the year. Whilst net income decreased to US$19.7 million in 2005 (2004: US$154.1 million), this reduction was mainly due to the impact of Hurricanes Katrina, Rita and Wilma. Together, the three hurricanes produced incurred losses of US$333.5 million, net of reinsurance recoveries.

The Group performed well across all areas of the business in 2005, notwithstanding the hurricane losses. Prior to the hurricanes, premium rates decreased for many of the business classes underwritten by Catlin. As market competition increased, our underwriting teams maintained strict discipline and declined to underwrite business when the rate was not considered to be adequate for the risk.

Catlin's multi-platform operating structure gives the Group advantages not shared by many of our competitors. During 2005, the Group announced it would establish a fourth underwriting platform, Catlin US, to write speciality classes of insurance in the United States on an admitted basis. The establishment of Catlin US in 2006, when approved, will further complement the business already

written by the Catlin Syndicate at Lloyd's, Catlin Bermuda and Catlin UK, and will provide new opportunities for targeted growth in the world's largest insurance market.

Dividend

Catlin has established a dividend policy under which payments are linked to both the recent trends in performance of the business as well as future prospects. We anticipate that dividends will grow over time.

The Board of Directors proposes a final dividend of 10.1 pence (17.6 cents) per share, payable on 12 June 2006 to shareholders of record at the close of business on 12 May 2006. This dividend is in addition to the interim dividend of 5.4 pence (9.9 cents) per share that was paid on 14 November 2005. The total 2005 dividend of 15.5 pence (27.5 cents) per share is 25 per cent greater than the total 2004 dividend of 12.4 pence (23.5 cents) per share.

Capital raise

Catlin's capital base has withstood an unprecedented level of hurricane loss in 2005 and our stockholders' equity has not been impaired and remains strong. 2006 is likely to present good new underwriting opportunities across many parts of our portfolio, and we expect growth in all of our platforms, not least at Catlin US and in our network of overseas offices. To ensure that we are well positioned to develop these opportunities, we are increasing our capital by placing up to 7,704,900 new common shares, approximately 5% of the Group's share capital. We also intend to improve our debt structure in the coming months, raising US$150 million of subordinated debt, giving us further financial flexibility.

Board of Directors

A number of changes to the Board of Directors have been made in the past year. Michael Harper joined the Board in July 2005 as the Senior Independent Director, and Jean-Claude Damerval was appointed at the same time as an Independent Non-Executive Director. They replaced Nicholas Paumgarten and John Marion, who retired as Non-Executive Directors after the major shareholders who had appointed them under the Group's Bye-Laws disposed of their shareholdings. In February 2006 Gene Lee was appointed by one of the major shareholders as a Non-Executive Director, succeeding William Spiegel who retired from the Board.

I would like to thank all of our Directors for their hard work during what has proven to be a challenging year.

Outlook

The major catastrophes of 2005 have created new opportunities for Catlin, which starts 2006 with its capital base intact. Rates are rising in classes of business affected by the hurricanes, and rate adequacy in most other classes remains strong. The hurricanes have created new demand for many of the insurance and reinsurance products underwritten by Catlin, and the strongly rated capacity that the Group is able to offer is in short supply. We are optimistic about the Group's prospects during 2006.

Throughout 2005, Stephen Catlin and his team have diligently worked to build value for shareholders. I thank them for their outstanding efforts and look forward to working with them during the forthcoming year.

Sir Graham Hearne
Chairman
8 March 2006

Chief Executive's Review

The Catlin Group faced two critical challenges during 2005. During the first six months of the year, premium rates declined for many classes of business. In the second half, Catlin and the rest of the global insurance and reinsurance industry were confronted with the most costly natural catastrophe on record, Hurricane Katrina, followed closely by Hurricanes Rita and Wilma.

Catlin performed well in the face of both challenges. The Group reported record net income during the first half of 2005 despite softening market conditions, demonstrating Catlin's firm commitment to disciplined underwriting. Whilst the three major hurricanes in the second half produced combined net incurred losses to Catlin totalling US$333.5 million, representing 27.4 percentage points to the combined ratio, the underlying book of business remained very profitable.

Gross premiums written decreased by 3 per cent in 2005 to US$1.39 billion (2004: US$1.43 billion). The reduction would have been greater without the firming in premium rates late in the year following the hurricanes and the impact of reinstatement premiums. This reflects Catlin's strict underwriting discipline as the Group refused to underwrite business at rates that were not considered to be adequate. Weighted average premium rates across all classes of business decreased by less than 1 percent during 2005 (2004: 1 per cent increase), an excellent outcome considering that rates for most classes were under pressure for most of the year.

Underwriting prospects for 2006 and beyond are much improved from a year ago. Rates for business classes impacted by the hurricanes - including property catastrophe and marine reinsurance, energy coverages and facultative property risks - rose significantly during the January 2006 renewal season. Rates and conditions for other classes not directly impacted by the storms have also strengthened and, as a result, rate adequacy remains strong across our portfolio.

The hurricane losses and the prospect of another active hurricane season in 2006 underscore the importance of Catlin's strategy of underwriting a diverse portfolio of uncorrelated risk, by both class of business and source of business.

Our multi-platform structure - including the Catlin Syndicate at Lloyd's, Catlin Bermuda and Catlin UK - provides the Group access to the major world insurance markets, enhancing our spread of risk. The establishment of a fourth underwriting platform, Catlin US, will further diversity our risk portfolio. Catlin US, which is planned to begin underwriting in 2006, will underwrite specialty insurance for policyholders that require coverage on an admitted basis. US admitted business represents significant opportunities for Catlin, although the business to be underwritten by Catlin US will be consistent with the classes in which the Group already specialises and underwrites on a non-admitted basis.

With the formation of Catlin US, the main elements of our multi-platform structure will be complete. However, the Group will continue to establish new offices in areas where we see opportunities. These offices produce diverse streams of specialty business that would ordinarily not be accessible by our underwriting platforms. In the past year, we opened new offices in Antwerp, Guernsey, Toronto and San Francisco. In addition, Catlin UK opened new offices in Birmingham and Watford during 2005 as it targeted UK regional business to complement its existing, primarily London based portfolio.

In the past year, we have strengthened the internal infrastructure that supports our underwriting teams, including both our internal controls and IT capabilities. In the past year the number of Catlin employees increased to 397 (31 December 2004: 312), which includes additions to both underwriting and support staffs. Our employees work incredibly hard, and I am happy to compare Catlin's productivity to that of any other company in our sector. The Group's results reflect the tremendous effort by our employees, for which I express my sincerest gratitude and thanks.

We see significant opportunity for Catlin in 2006 and beyond. Our optimism is based on improved market conditions, strong premium levels across the portfolio, the advantages of our multi-platform structure and the prospects for new business, including Catlin US. We cannot predict what Mother Nature has in store for 2006, but we can promise to work diligently to capitalise on whatever opportunities arise whilst maintaining underwriting discipline.

Stephen Catlin
Chief Executive
8 March 2006

Business Segments/Operating Platforms

For 2005 the Group amended its segmental reporting method to be aligned to its multiple platform structure. Whilst the Group previously reported its non-Lloyd's business through the Corporate Direct and Corporate Reinsurance segments, this business is now divided into two new segments: Catlin UK and Catlin Bermuda:

The four business segments used in 2005 are:

- Catlin Syndicate Direct, which comprises direct insurance business written by the Catlin Syndicate at Lloyd's;
- Catlin Syndicate Reinsurance, which comprises reinsurance business underwritten by the Catlin Syndicate;
- Catlin Bermuda; and
- Catlin UK.

Catlin Bermuda primarily writes reinsurance business, including intra-Group reinsurance; most of its business had previously been accounted for in the Corporate Reinsurance segment. Catlin UK primarily underwrites direct insurance business; most of its business had previously been accounted for in the Corporate Direct segment.

Comparative figures are presented on the new segmental reporting basis. The changes have no effect on the Catlin Syndicate Direct and Catlin Syndicate Reinsurance segments.

Comparisons of the premiums written and combined ratios of the segments in 2005 and 2004 are shown in the table below:

2005 US$m	Premiums written including intra-Group reinsurance	Intra-Group reinsurance	Premiums written excluding intra-Group reinsurance	Combined ratio including intra-Group reinsurance	Combined ratio excluding intra-Group reinsurance
Catlin Syndicate Direct	698,841	-	698,841	85.6%	87.2%
Catlin Syndicate Reinsurance	278,450	-	278,450	136.4%	143.9%
Catlin Bermuda	566,805	(389,625)	177,180	114.1%	109.7%
Catlin UK	232,129	-	232,129	88.8%	88.7%
Intra-Group Reinsurance	(389,625)	389,625	-	-	-
Total	1,386,600	-	1,386,600	103.1%	103.1%

2004 US$m	Premiums written including intra-Group reinsurance	Intra-Group reinsurance	Premiums written excluding intra-Group reinsurance	Combined ratio including intra-Group reinsurance	Combined ratio excluding intra-Group reinsurance
Catlin Syndicate Direct	870,363	-	870,363	93.4%	90.6%
Catlin Syndicate Reinsurance	211,185	-	211,185	86.1%	83.1%
Catlin Bermuda	242,814	(90,236)	152,578	80.7%	90.1%
Catlin UK	199,710	-	199,710	92.6%	93.8%
Intra-Group Reinsurance	(90,236)	90,236	-	-	-
Total	1,433,836	-	1,433,836	89.4%	89.4%

---------- -------- ---------- -------- --------

Gross premiums written by Catlin's two 'Corporate' segments - Catlin Bermuda and Catlin UK -represented 53 per cent of the Group's 2005 premium volume including intra-Group reinsurance (2004: 31 per cent). Gross premiums written by Catlin Bermuda and Catlin UK during 2005 excluding intra-Group reinsurance represented 30 per cent of the Group's total volume (2004: 25 per cent).

Gross premiums written including intra-Group reinsurance increased in all segments during 2005 with the exception of Catlin Syndicate Direct. The decrease reflects Catlin's strict underwriting discipline as business for which rates were not totally adequate was not written or renewed. Commentary pertaining to each business segment can be found in the underwriting platform reports. Financial commentary on Catlin's overall operations can be found in the Financial Review.

The Group's underlying portfolio of business, excluding the hurricanes that mainly affected the Catlin Syndicate Reinsurance and Catlin Bermuda segments, performed better in 2005 than in 2004.

Catlin Syndicate

The Catlin Syndicate at Lloyd's (Syndicate 2003), the oldest and largest of the Group's underwriting platforms, is a recognised leader of numerous classes of speciality insurance and reinsurance business.

Gross premiums written by the Catlin Syndicate during 2005 decreased by 10 per cent to US$977.3 million (2004: US$1.08 billion). The reduction reflects the competitive market conditions in many classes of business, particularly direct insurance business, in the first half of the year. The Syndicate declined to underwrite or renew significant amounts of business at rates that we did not believe were fully adequate. Substantial reductions in exposure were subsequently implemented in several key areas of the portfolio, including property facultative, energy, non-marine binding authorities and general liability.

Offsetting these reductions, premium volume increased in several classes of business, notably catastrophe reinsurance and marine excess of loss classes which benefited from stronger rates and reinstatement premiums following the hurricanes in the second half of the year.

The establishment of Catlin Group offices in Antwerp, Guernsey, San Francisco and Toronto during 2005 led to increased underwriting in several classes of business, including specie and aviation. In addition, the Syndicate continued to explore new specialty niches during the year. For example, an additional underwriter was recruited with experience in US errors' and omissions' insurance, adding to the Syndicate's existing expertise in this class of business.

The improvement in the combined ratio for the Catlin Syndicate Direct segment in 2005 reflects a relatively benign loss experience during the year. The hurricane losses mainly impacted the Catlin Syndicate Reinsurance segment.

The Syndicate's stamp capacity was reduced to £450 million for the 2006 underwriting year (2005 and 2004: £500 million). This decision was taken prior to the US hurricanes and was based on the expectation at that time that rates for most classes of business would be competitive during 2006. The Syndicate's capacity can be effectively increased at any time during the year since the Catlin Group supplies 100 per cent of the Syndicate's capital. The Group is carefully monitoring the Syndicate's premium volume against capacity and is poised to increase capacity, if necessary, to take advantage of favourable underwriting opportunities as they arise.

Under Lloyd's accounting rules, the Catlin Syndicate's 2003 year of account was closed at the end of 2005 with a return equal to 19.6 per cent of capacity.

Nicolas Burkinshaw was appointed as Active Underwriter of the Catlin Syndicate, effective 1 January 2006, replacing Paul Brand. The appointment recognises Nick's achievements as a Catlin Group Underwriting Director and allows Paul to focus exclusively on his duties as the Group's Chief Underwriting Officer. Andrew McMellin, another Underwriting Director, was appointed Deputy Underwriter

of the Syndicate.

Catlin Bermuda

Since it began underwriting in November 2002, Catlin Bermuda has steadily built a diversified portfolio of property and casualty business. The company is recognised by brokers as a leading underwriter in the rapidly growing Bermuda market and as a provider of stable, secure long-term capacity.

Excluding intra-Group reinsurance, gross premiums underwritten by Catlin Bermuda increased by 16 per cent to US$177.2 million in 2005 (2004: US$152.6 million). This was primarily attributable to growth in the property catastrophe portfolio, both as a result of increased demand following the 2004 hurricanes and reinstatement premiums received following the 2005 hurricanes.

Catlin Bermuda underwrites a diversified portfolio of both property treaty and casualty treaty reinsurance as a lead or quoting market. Property treaty underwriting is weighted towards US and international catastrophe business, including workers compensation catastrophe excess of loss, but also including risk excess of loss and proportional treaty, both USA and internationally.

The casualty reinsurance team underwrites almost all lines of US casualty business including medical malpractice, lawyers' malpractice, nursing home liability, municipal liability, auto liability and general liability on a per risk and clash basis. The team is a lead and quoting market for professional and municipal liability risks and is a known lead market in providing protection to mutual insurers, captives and other risk financing mechanisms.

Catlin Bermuda also underwrites a number of specialist classes of insurance. Capitalising on the Group's longstanding expertise in healthcare related coverages, a book of medical malpractice business for US healthcare providers is underwritten on a non-admitted basis on behalf of Catlin Bermuda by the Group's Houston office.

A political risk and terrorism insurance underwriter joined Catlin Bermuda in late 2005, and the company has joined several other Bermuda companies in writing these classes of business, creating a significant level of market capacity.

Catlin Bermuda also offers multi-year structured risk contracts to large corporate clients and insurers seeking protection against loss volatility within retained exposures.

Catlin Bermuda holds a significant amount of the Group's capital and provided reinsurance support to the Group's other underwriting platforms.

Catlin Bermuda continued to build its professional staff during 2005, recruiting not only additional underwriting staff but also strengthening its finance, compliance and operational support capabilities. This investment not only will support further growth at Catlin Bermuda, but also will support the administrative functions of Catlin UK and Catlin US, which are subsidiaries of Catlin Insurance Company Ltd., as well as the increased amount of intra-Group reinsurance premiums ceded to Catlin Bermuda.

Catlin UK

Catlin UK completed its second year of operations with a 16 per cent increase in gross written premiums and a reduced combined ratio.

Catlin UK's business is derived from two sources:

- Specialty classes of insurance that are also underwritten by the Catlin Syndicate; and

- Selected classes of property and casualty insurance underwritten for commercial clients in the UK and Europe.

Gross premiums written by Catlin UK during 2005 rose by 16 per cent to US$232.1 million (2004: US$199.7 million). Catlin UK's combined ratio including intra-Group reinsurance decreased to 88.8 per cent (2004: 92.6 per cent). This reflects the elimination of start-up costs which Catlin UK incurred in 2004, its first year of operations. As Catlin UK focuses on UK and European business, it

had little exposure to claims arising from the 2005 US hurricanes.

Apart from the classes of business also written by the Catlin Syndicate, Catlin UK focuses on five classes of business:

- Professional indemnity;
- Commercial property;
- General liability;
- Commercial crime; and
- Directors' and officers' liability.

During its initial year of operations, this business was primarily produced by the London based brokers which the Catlin Syndicate has traditionally served, with modest amounts of business produced by existing Catlin offices in Glasgow, Leeds and Derby. Whilst Catlin UK further developed its London market book of business in 2005, it also further developed its UK regional strategy, under which business was sourced from regional brokers. The majority of UK domestic insurance business - particularly small to medium size enterprise (SME) business - is placed outside of the London market.

The regional strategy was carefully implemented during 2005 and will continue to be developed during 2006. New offices were opened in Birmingham and Watford in the second half of the year. Another regional office is scheduled to open in the spring of 2006. Each office has been staffed with experienced underwriters.

Serving these regional accounts necessitated substantial development work to ensure that internal systems could process business outside of the traditional Lloyd's and London Market processing bureaux. The work was essentially completed by year-end. Development of Catlin UK's online quotation system, 'CatLink', continued, both to further integrate it with Catlin's existing systems and to transact additional classes of business.

Catlin UK was originally established as the UK Branch of Catlin Insurance Company Ltd. of Bermuda. In April 2005, the UK Financial Services Authority approved the formation of Catlin Insurance Company (UK) Ltd. as a subsidiary of the Bermuda company and subsequently approved the novation of the liabilities of the UK Branch to the new company. Converting Catlin UK to subsidiary status allows it to underwrite business within all nations within the European Economic Area. Catlin UK is also in the process of becoming an eligible surplus lines insurer in many US states.

Upon its establishment, Catlin Insurance Company (UK) Ltd. received a financial strength rating of 'A' (Excellent) from A.M. Best.

Financial Review

The following pages contain commentary on Catlin's consolidated financial statements for the year ended 31 December 2005, which are prepared in accordance with US Generally Accepted Accounting Principles ('US GAAP').

Consolidated results of operations

US$000	2005	2004	% change
Revenues			
Gross premiums written	1,386,600	1,433,836	(3)
Reinsurance premiums ceded	(197,501)	(187,331)	5
Net premiums written	1,189,099	1,246,505	(5)
Change in unearned premiums	27,343	(85,395)	132
Net premiums earned	1,216,442	1,161,110	5
Net investment income	82,147	46,974	75
Net realised (losses)/gains on investments	(1,520)	3,358	(145)
Net realised (losses)/gains on foreign currency	(13,791)	8,865	(256)
Other income	741	759	(2)
Total revenues	1,284,019	1,221,066	5

Expenses			
Losses and loss expenses	865,285	660,437	31
Policy acquisition costs	305,539	302,791	1
Administrative expenses	61,865	57,294	8
Other expenses	23,665	26,602	(11)
Total expenses	1,256,354	1,047,124	20
Income before income taxes	27,665	173,942	(84)
Income tax expense	(8,003)	(19,886)	60
Net income	19,662	154,056	(87)

	2005	2004
Loss ratio (1)	71.1%	56.9%
Expense ratio (2)	32.0%	32.5%
Combined ratio (3)	103.1%	89.4%
Tax rate	28.9%	11.4%
Return on average equity	2.1%	19.1%

1. Calculated as losses and loss expenses divided by net premiums earned

2. Calculated as the total of policy acquisition costs, administrative expenses and other expenses, less financing and amortisation expenses, divided by net premiums earned

3. Total of loss ratio plus expense ratio

Gross premiums written

Gross premiums written in 2005 decreased 3 per cent to US$1.39 billion (2004: US$1.43 billion), driven by a decline of nearly 20 per cent in gross premiums written by the Catlin Syndicate Direct segment. This reflects the Group's strict underwriting discipline as business whose rates were not wholly adequate was not written or renewed. The decrease in gross written premiums would have been greater without the firming in premium rates late in the year following the hurricanes and the collection of reinstatement premiums.

Partially offsetting this decreased volume, gross premiums written in the Catlin Syndicate Reinsurance segment increased by 32 per cent as the Group took advantage of underwriting opportunities created by the past two active hurricane seasons and reinstatement premiums.

Reinsurance

The 5 per cent increase in reinsurance premiums ceded in 2005, and the increased proportion of gross premiums written which are ceded to reinsurers, is entirely due to reinstatement costs triggered by actual and anticipated collections from reinsurers following the large losses in 2005. If reinstatements are excluded, reinsurance costs for 2005 would have been lower than 2004.

Net premiums earned

Net premiums earned increased by 5 per cent to US$1.22 billion (2004: US$1.16 billion). Gross premiums written grew by 20 per cent in 2004, and a significant element of this increased volume was earned in 2005.

Losses and loss expenses

Losses and loss expenses have increased 31 per cent to US$865.3 million (2004: US$660.4 million). The Group's loss ratio increased by 14.2 percentage points to 71.1 per cent (2004: 56.9 per cent).

Included in losses and loss expenses are net losses incurred in respect of the three major hurricanes (Katrina, Rita and Wilma) that caused extensive damage in the Gulf of Mexico and the Southeastern United States during the second half of

2005. The Group's incurred loss from these hurricanes amounted to US$333.5 million, which added 27.4 percentage points to the Group's loss ratio, excluding the impact of reinstatement premiums (2004 major hurricanes: US$114.6 million).

Also included in losses and loss expenses is a release of reserves relating to prior year losses amounting to US$94.2 million (2004: US$38.3 million). The impact of both of these items on losses and loss expenses as well as the loss ratio is outlined in the table below:

		2005		2004
	US$000	Loss ratio	US$000	Loss ratio
Losses and loss expenses, as reported	865,285	71.1%	660,437	56.9%
Less: hurricane large losses	(333,506)	(27.4%)	(114,616)	(9.9%)
Add: release of prior year reserves	94,207	7.8%	38,269	3.3%
	625,986	51.5%	584,090	50.3%

Expense ratio

Total expenses increased 1 per cent to US$391.1 million (2004: US$386.7 million). The expense ratio improved by 0.5 percentage points to 32.0 per cent (2004: 32.5 per cent).

Acquisition costs are the single largest element of expense. These increased by US$2.7 million to US$305.5 million (2004: US$302.8 million), and the acquisition expense ratio fell by 1 percentage point to 25.1 per cent (2004: 26.1 per cent). This reduction was driven by the mix of business underwritten and particularly the effect on earned premium of reinsurance accounts which attract relatively lower acquisition costs.

The increase in administration and other expenses was primarily due to greater employee numbers across the Group, combined with the expense involved in establishing new offices in the United Kingdom, United States, Belgium, Canada and Guernsey. In addition, significant professional fees were incurred in 2005 related to due diligence for the acquisition of Catlin US and the restructuring of Catlin UK from a branch to a subsidiary of Catlin Bermuda.

The increase in administration and other expenses was partially offset by a material decrease in Central Fund contributions levied by Lloyd's (2005: 0.5 per cent of stamp capacity; 2004: 1.25 per cent). In addition, the Group did not make sufficient returns in 2005 under the profit related bonus calculation and therefore no such bonus will be payable to management relating to the 2005 year.

Finally, in 2005 the Group ceased amortising its purchased syndicate capacity intangible asset. This intangible asset has a balance sheet value of US$48.7 million at 31 December 2005. Amortisation of this asset reported in 2004 was US$4.0 million.

Net investment income and net realised gains/(losses) on investments

US$000	2005	2004
Total investments, as at 31 December	2,371,360	1,982,712
Net investment income	82,147	46,974
Net realised (losses)/gains on investments	(1,520)	3,358
Net unrealised (losses)/gains on investments	(29,015)	5,254
	51,612	55,586
Realised return on average investments	3.6%	3.1%
Total return on average investments	2.3%	3.4%

Net investment income and net realised gains/(losses) on investments increased by 60 per cent to US$80.6 million (2004: US$50.3 million). The realised return

on average investments increased to 3.6 per cent (2004: 3.1 per cent).

Total return on average investments decreased to 2.3 per cent (2004: 3.4 per cent) as a result of significant unrealised losses. During the year, short term interest rates rose and yield curves flattened dramatically, significantly impacting fixed income securities with maturities of less than three years. As a result of the relatively short term nature of the Group's liabilities and its matched asset position, the rise in short term interest rates created substantial unrealised losses on the Group's investment portfolios.

Net realised gain/(loss) on foreign currency exchange

The Group reports its financial results in US dollars. During the year ended 31 December 2005, the Group realised a loss on foreign exchange of US$13.8 million (2004: US$8.9 million gain). The US dollar strengthened by 10 per cent against sterling during 2005, triggering foreign exchange losses on the valuation of sterling denominated net assets carried in US dollar balance sheets.

The Group seeks to maintain matched portfolios of assets and liabilities by main currency to avoid economic exposure to foreign exchange movements. However, accounting effects arise largely as a result of intra-Group trading. In particular, Catlin Bermuda has provided substantial sterling funding and reinsurance to Catlin Syndicate and Catlin UK. Losses realised in Bermuda are offset by gains arising on translation of the balance sheets of these UK entities; such gains are taken directly to stockholders' equity.

Income tax expense

The Group's effective tax rate increased to 28.9 per cent (2004: 11.4 per cent). This is higher than the anticipated long term tax rate, partly due to the high incidence of losses incurred in and ceded to Catlin Bermuda, a zero-tax jurisdiction. 2005 was a year of exceptional loss; the effective tax rate will decrease during years of higher profitability.

Balance sheet

US$000 (except share amounts)	2005	2004	% change
Investments and cash	2,371,360	1,982,712	20
Intangibles and goodwill	63,639	71,238	(11)
Premiums and other receivables	565,500	629,544	(10)
Reinsurance recoverable	629,269	448,775	40
Deferred acquisition costs	126,738	142,511	(11)
Other assets	103,477	98,346	5
Loss reserves	(1,995,485)	(1,472,819)	35
Unearned premiums	(663,659)	(722,891)	(8)
Notes payable	(50,000)	(50,187)	-
Other liabilities	(219,758)	(156,042)	41
Stockholders' equity	931,081	971,187	(4)
Stockholders' equity per share (US$)	US$5.97	US$6.30	(5)
Stockholders' equity per share (sterling)	£3.47	£3.28	6

The chart below shows the principal components of the change in stockholders' equity during the year:

US$000	
Stockholders' equity, 1 January 2005	971,187
Net income	19,662
Stock compensation and other	4,737
Dividends declared	(38,950)
Change in other comprehensive income	(25,555)
Stockholders' equity, 31 December 2005	931,081

Investments and cash

Investments and cash increased by 20 per cent to US$2.37 billion (2004:US$1.98 billion). There was no capital activity during 2005; the increase was generated by operations, offset by dividend payments of US$38.3 million (2004: US$12.1 million). The Group continued to maintain a conservative investment philosophy, with assets invested in a portfolio of fixed maturities, short term investments and cash. At 31 December 2005, the fixed maturities were all high quality, primarily with ratings of AA or higher.

Reinsurance recoverable

Reinsurance recoverable, including deposit with reinsurer, increased by 40 per cent to US$629.3 million (US$448.8 million), largely reflecting the anticipated recoveries from reinsurers due to the hurricane losses incurred in the second half of the year. Recoveries for these losses at year end were estimated to be US$282 million.

More than 95 per cent of the Group's overall recoveries is due from reinsurers rated 'A-' or better, and US$135.0 million of the amount recoverable is secured through segregated trust funds held for the account of Catlin (2004: US$169.4 million). The Group maintains provisions to cover balances due, or anticipated to be due, from reinsurers that are now expected not to be able to pay amounts due or where there are specific contractual disputes.

Loss reserves

Gross loss reserves increased 35 per cent to US$2.00 billion (2004: US$1.47 billion). Net loss reserves as a proportion of stockholders' equity increased to 152.5 per cent at 31 December 2005 (31 December 2004: 114.7 per cent), reflecting the large hurricane losses incurred during the year. These large losses remain mostly unpaid, resulting in a high level of unsettled claims at the year-end. Loss reserves continue to be held at levels which are conservative relative to the range of estimates of both internal actuaries and independent advisors.

Unearned premiums

Unearned premiums decreased 8 per cent to US$663.7 million at 31 December 2005 (31 December 2004: US$722.9 million). Gross premiums written declined 3 per cent compared with the prior period. Within gross premiums written there is a larger element of reinstatement premiums in 2005 compared with 2004, the majority of which were earned by the end of the year.

Cash and capital management

Intra-Group reinsurance

The use of intra-Group reinsurance is central to the management of the Group's capital. The Group seeks to maintain economic capital within Catlin Bermuda to the maximum extent possible and to manage the insurance risk portfolio on a Group basis, regardless of the underwriting platform which originally underwrites the risk.

At the end of 2004, the Group put into place a quota share contract, which effectively resulted in the cession of 50 per cent of Catlin Syndicate's business to Catlin Bermuda. This contract was deposit accounted in the 2004 financial statements due to its retroactive nature. In 2005, this contract is accounted for as reinsurance and its impact on the segmental reporting can be seen. During 2005, the Group put into place another quota share contract, which results in the cession of 60 per cent of Catlin UK's business to Catlin Bermuda. This is also accounted for as reinsurance.

Cash and liquidity

A summary of the growth in cash and invested assets is shown in the table below.

US$000	
Total cash and investments, 1 January 2005	1,982,712
Operating cash	465,234
Dividends paid	(38,291)

Non-operating cash and other	(38,295)
Total cash and investments, 31 December 2005	2,371,360

Gearing and banking facility

During December 2005 the Group renewed its bank facility with a club of three lending banks. The structure of the facility is largely unchanged from the prior year although the amounts have increased, in particular relating to the standby letter of credit facility:

- A US$50 million revolving credit facility fully drawn by the Group and used to subscribe capital to Catlin Bermuda.
- A £150 million (US$258 million) unsecured letter of credit facility. £125 million (US$215 million) of this facility is drawn and used to provide part of the Funds at Lloyd's supporting the underwriting of Catlin Syndicate.
- A US$200 million standby letter of credit facility which is used by Catlin Bermuda and Catlin UK to secure outstanding claim and unearned premium balances as necessary.

The gearing reflected on the balance sheet resulting from usage of this facility is represented by the $50 million of notes payable, unchanged from 2004, which represents 5.4% (2004: 5.2%) of stockholders' equity.

The Funds at Lloyd's unsecured letter of credit facility is used to provide part of the regulatory capital for Catlin Syndicate, the balance being provided by Catlin Bermuda funds which are held in trust by Lloyd's. In addition, at 31 December 2005 letters of credit with a value of $122 million, half of which are unsecured, had been issued under the standby facility, almost all in respect of Catlin Bermuda policies.

Foreign currency management

US dollars account for the majority of the Group's cash flow. A significant part of the remaining cash flow is in sterling; the Group also maintains euro and Canadian dollar funds. Management of foreign currency exposures is primarily focussed on analysis and matching of expected cash flows; derivatives or other financial instruments have not been utilised. Forward purchases and sales of currency are used when currency needs are identified.

Whilst the Group typically realises exchange losses during periods of appreciating US dollar values, sterling shareholders can achieve substantial gains. During 2005 the value of the US dollar against sterling moved from 1.92 at 1 January to 1.72 at 31 December, a rise of more than 10 per cent. Although stockholders' equity per share in US dollar terms has fallen by 5 per cent during the year to US$5.97 (2004: US$6.30), in sterling terms this represents a 6 per cent gain to £3.47 per share (2004:£3.28).

Other capital management

Group capital adequacy is measured against Catlin's economic capital model which measures required capital against a series of 1 in 200 year scenarios. This complies with European and US regulatory requirements, although the Group holds capital in excess of regulatory minima. The model calculates capital requirements having regard to underwriting, reserving, credit, market, investment and operational risk. The model is regularly updated as part of our planning process.

Catlin Bermuda, Catlin UK and Catlin Syndicate are each rated 'A' (Excellent) by A.M. Best.

Christopher Stooke
Chief Financial Officer
8 March 2006

Catlin Group Limited

Consolidated Balance Sheets
As at 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortised cost 2005: $1,761,968; 2004: $1,441,014)	$1,744,043	$1,452,198
Short-term investments, at fair value	14,666	173,037
Cash and cash equivalents, at fair value	609,857	354,608
Investment in associate	2,794	2,869
Total investments	2,371,360	1,982,712
Accrued investment income	17,227	15,925
Premiums and other receivables	565,500	629,544
Reinsurance recoverable (net of allowance of 2005: $24,511; 2004: $18,864)	607,446	390,945
Deposit with reinsurer	21,823	57,830
Reinsurers' share of unearned premiums	37,222	51,748
Deferred acquisition costs	126,738	142,511
Intangible assets and goodwill (accumulated amortisation 2005: $26,181; 2004: $29,163)	63,639	71,238
Other assets	49,028	30,673
Total assets	$3,859,983	$3,373,126
Liabilities and Stockholders' Equity		
Liabilities:		
Unpaid losses and loss expenses	$1,995,485	$1,472,819
Unearned premiums	663,659	722,891
Deferred gain	8,078	19,548
Reinsurance payable	137,313	59,137
Notes payable	50,000	50,187
Accounts payable and other liabilities	70,186	70,138
Deferred taxes	4,181	7,219
Total liabilities	$2,928,902	$2,401,939

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Balance Sheets
As at 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Stockholders' equity:		
Ordinary common shares, par value $0.01 Authorised 250,000,000; issued and outstanding 2005: 155,914,616; 2004: 154,097,989)	1,559	1,541
Additional paid-in capital	721,935	716,649
Accumulated other comprehensive income/(loss)	(21,399)	4,156
Retained earnings	228,986	248,841
Total stockholders' equity	931,081	971,187
Total liabilities and stockholders' equity	$3,859,983	$3,373,126

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors on 8 March 2006
Stephen Catlin, Director
Christopher Stooke, Director

Catlin Group Limited
Consolidated Statements of Operations
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Revenues		
Gross premiums written	$1,386,600	$1,433,836
Reinsurance premiums ceded	(197,501)	(187,331)
Net premiums written	1,189,099	1,246,505
Change in net unearned premiums	27,343	(85,395)
Net premiums earned	1,216,442	1,161,110
Net investment income	82,147	46,974
Net realised (losses)/gains on investments	(1,520)	3,358
Net realised (losses)/gains on foreign currency exchange	(13,791)	8,865
Other income	741	759
Total revenues	1,284,019	1,221,066
Expenses		
Losses and loss expenses	865,285	660,437
Policy acquisition costs	305,539	302,791
Administrative expenses	61,865	57,294
Other expenses	23,665	26,602
Total expenses	1,256,354	1,047,124
Income before income tax expense	27,665	173,942
Income tax expense	(8,003)	(19,886)
Net income	$19,662	$154,056
Earnings per common share		
Basic	$0.13	$1.31
Diluted	$0.12	$1.00

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	Common stock	Preference shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stock-holders' equity
Balance 1 January 2004	$8	$50	$533,276	$106,709	$(1,406)	$638,637
Comprehensive income:						
Net income	-	-	-	154,056	-	154,056
Other comprehensive income	-	-	-	-	5,562	5,562
Total						

comprehensive income	-	-	-	154,056	5,562	159,618
Payment of PIK dividend	4	-	(4)	-	-	-
Redesignation of preference shares	50	(50)	-	-	-	-
19-1 bonus issue	1,167	-	(1,167)	-	-	-
Global Offer	312	-	182,315	-	-	182,627
Stock compensation expense	-	-	2,099	-	-	2,099
Stock options exercised	-	-	130	-	-	130
Dividends declared	-	-	-	(11,924)	-	(11,924)
Balance 31 December 2004	$1,541	$-	$716,649	$248,841	$4,156	$971,187
Comprehensive income:						
Net income	-	-	-	19,662	-	19,662
Other comprehensive loss	-	-	-	-	(25,555)	(25,555)
Total comprehensive loss	-	-	-	19,662	(25,555)	(5,893)
Stock compensation expense	-	-	4,246	-	-	4,246
Stock options and warrants exercised	18	-	(18)	-	-	-
Dividends declared	-	-	-	(38,950)	-	(38,950)
Deferred compensation obligation	-	-	567	(567)	-	-
Adjustment to Global Offer expenses	-	-	491	-	-	491
Balance 31 December 2005	$1,559	$-	$721,935	$228,986	$(21,399)	$931,081

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Statements of Cash Flows
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Cash flows provided by operating activities		
Net income	$19,662	$154,056
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	9,631	10,742

Amortisation of discounts of fixed maturities	(12,371)	(2,317)
Net realised losses/(gains) on investments	1,520	(3,358)
Unpaid losses and loss expenses	700,895	423,817
Unearned premiums	7,810	67,485
Premiums and other receivables	(10,087)	(187,251)
Deferred acquisition costs	2,577	(3,518)
Reinsurance payable	166,576	42,358
Reinsurance recoverable	(305,930)	(63,542)
Reinsurers' share of unearned premiums	(14,334)	2,211
Deposit with reinsurer	36,007	36,640
Deferred gain	(11,470)	(3,893)
Accounts payable and other liabilities	(2,174)	7,869
Deferred tax	6,855	3,035
Other	(129,933)	66,396
Net cash flows provided by operating activities	465,234	550,730
Cash flows used in investing activities		
Purchases of fixed maturities	(1,817,889)	(1,370,658)
Purchases of short-term investments	(258,048)	(738,956)
Proceeds from sales of fixed maturities	1,445,990	672,950
Proceeds from maturities of fixed maturities	77,864	11,670
Proceeds from sales of short-term investments	429,616	727,563
Purchase of intangible assets	(51)	(161)
Purchases of property and equipment	(11,174)	(12,233)
Proceeds from sales of property and equipment	21	85
Net cash flows used in investing activities	(133,671)	(709,740)

The accompanying notes are an integral part of the consolidated financial statements

Catlin Group Limited
Consolidated Statements of Cash Flows
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Cash flows provided by financing activities		
Proceeds from issue of common shares	-	183,127
Dividends paid on common shares	(38,291)	(12,085)
Proceeds from notes payable	250,000	200,000
Repayment of notes payable	(250,000)	(200,000)
Proceeds from exercise of stock options	-	130
Net cash flows (used in)/provided by financing activities	(38,291)	171,172
Net increase in cash and cash equivalents	293,272	12,162
Cash and cash equivalents - beginning of year	354,608	325,667
Effect of exchange rate changes	(38,023)	16,779
Cash and cash equivalents - end of year	$609,857	$354,608

Supplemental cash flow information		
Taxes paid	$223	$306
Interest paid	$2,113	$1,176

Cash and cash equivalents comprise the following:

Cash at bank and in hand	$480,014	

REG-Catlin Group Limited Dividend Declaration
Released: 09/03/2006

RNS Number:5420Z
Catlin Group Limited
09 March 2006

9 March 2006

CATLIN GROUP LIMITED

DIVIDEND DETAILS

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited has recommended a final dividend of 10.1 pence (17.6 cents) per share in respect of the year ended 31 December 2005, which will be paid on 12 June 2006 to shareholders of record at the close of business on 12 May 2006, subject to shareholders' approval at the Annual General Meeting on 6 June 2006. When added to the interim dividend of 5.4 pence (9.9 cents) paid in November 2005, this will make a total dividend for the year of 15.5 pence (27.5 cents) per share.

The final dividend is payable in sterling (based on the exchange rate of £1 = US$1.74 prevailing on 7 March 2006) except for shareholders who have elected as at 8 March 2006 to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in US dollars and who wish to do so in the future should contact the Company's registrar, Capita IRG (telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

- ends -

For more information contact:

William Spurgin, Head of Investor Relations Tel: + 44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

END
DIVJLMMTMMBMBJF

REG-Catlin Group Limited Dividend Declaration
Released: 09/03/2006

RNS Number:5420Z
Catlin Group Limited
09 March 2006

9 March 2006

CATLIN GROUP LIMITED

DIVIDEND DETAILS

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited has recommended a final dividend of 10.1 pence (17.6 cents) per share in respect of the year ended 31 December 2005, which will be paid on 12 June 2006 to shareholders of record at the close of business on 12 May 2006, subject to shareholders' approval at the Annual General Meeting on 6 June 2006. When added to the interim dividend of 5.4 pence (9.9 cents) paid in November 2005, this will make a total dividend for the year of 15.5 pence (27.5 cents) per share.

The final dividend is payable in sterling (based on the exchange rate of £1 = US$1.74 prevailing on 7 March 2006) except for shareholders who have elected as at 8 March 2006 to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in US dollars and who wish to do so in the future should contact the Company's registrar, Capita IRG (telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

- ends -

For more information contact:

William Spurgin, Head of Investor Relations Tel: + 44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

END
DIVJLMMTMMBMBJF

Print

REG-Catlin Group Limited Result of Placing
Released: 09/03/2006

RNS Number:5669Z
Catlin Group Limited
09 March 2006

This announcement is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan, South Africa or any jurisdiction in which the same would be unlawful.

9 March 2006

Catlin Group Limited

Result of Placing

Catlin Group Limited ("Catlin" or the "Group"), is pleased to announce that, further to this morning's announcement of a proposed Placing, 7,704,900 new common shares of US$0.01 each have been successfully placed by JPMorgan Cazenove Limited ("JPMorgan Cazenove") acting as Sole Bookrunner and Joint Lead Manager and UBS Limited ("UBS" or "UBS Investment Bank") acting as Joint Lead Manager. Following the accelerated bookbuilding process, the Placing Price has been set at 500 pence per share, raising approximately £38 million, net of expenses.

Application has been made for admission of the Placing Shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities (together, "Admission"). It is expected that Admission will become effective and dealings in the Placing Shares will commence no later than 8.00 a.m. on 14 March 2006.

The Placing is conditional upon the matters specified in this morning's announcement of the proposed Placing, including upon Admission becoming effective by 8.00 a.m. on 14 March 2006 (or such later time and or date as the Managers and Catlin may agree). Subject to these conditions being satisfied, the Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with Catlin's existing common shares, including the right to receive all future dividends and other distributions declared, made or paid after the date of issue of the Placing Shares including (without limitation) the final dividend referred to in the Company's preliminary results announcement of earlier today. It is expected that settlement by Placees will take place on 14 March 2006.

Enquiries:

Catlin
Media Relations:
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail:james.burcke@catlin.com

Liz Morley, The Maitland Consultancy
Tel: +44 (0)20 7379 5151
E-mail:emorley@maitland.co.uk

Investor Relations
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365

JPMorgan Cazenove
Tim Wise
Conor Hillery
Tel: +44 (0)20 7588 2828

UBS Investment Bank
Phil Shelley
Tel: +44 (0) 20 7568 2730

E-mail:william.spurgin@catlin.com

This announcement has been issued by, and is the sole responsibility of, Catlin.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Japan, South Africa or any jurisdiction in which the same would be unlawful. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of Shares in the United States or any jurisdiction in which the same would be unlawful. The shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the requirements of the Securities Act. There will be no public offer of Shares in the United States, the United Kingdom or elsewhere.

JPMorgan Cazenove, which is authorised and regulated by the FSA, is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Placing.

UBS which is acting for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS nor for providing advice in relation to the Placing.

END
ROIFGGGFFLFGVZM

REG-Catlin Group Limited New CEO Catlin US
Released: 09/03/2006

RNS Number:5806Z
Catlin Group Limited
09 March 2006

9 March 2006

CATLIN GROUP LIMITED APPOINTS
RICHARD BANAS AS PRESIDENT AND CEO OF CATLIN US

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international property and casualty insurer and reinsurer, announces the appointment of Richard Banas as president and chief executive officer of Catlin Inc, the Group's US subsidiary.

Rich Banas will be responsible for the operations of Catlin Insurance Company Inc, which upon regulatory approval will become the Group's fourth underwriting platform. The company, which will be domiciled in Texas, will write specialty classes of property/casualty insurance for US policyholders which require coverage on an admitted basis. Catlin currently underwrites US business on a non-admitted basis (surplus lines, excess, exempt and reinsurance).

Catlin last year reached an agreement to acquire a shell property/casualty insurance company, which will be renamed Catlin Insurance Company Inc., subject to regulatory approvals and the completion of the acquisition, both of which are expected shortly. Once operational, the company will underwrite specialty classes of business consistent with the classes in which the Group already specialises,.

Stephen Catlin, chief executive of Catlin Group Limited, said:

> "I am delighted to welcome Rich Banas to Catlin. The creation of Catlin US offers Catlin tremendous underwriting opportunities in the world's largest insurance market. Rich's background and experience in specialty insurance underwriting makes him the ideal person to lead the establishment of Catlin US as a leading admitted specialty insurer."

Richard Banas has held several executive positions with insurers in the United States. He most recently was executive vice president and chief underwriting officer of XL Professional Lines. He previously served as chief underwriting officer for XL's global insurance operations.

He has also served as a Managing Director of One Beacon Insurance Group and as senior vice president and chief insurance operating officer at CGU - North America. He held various underwriting and business development responsibilities at St. Paul Fire and Marine Insurance Company, where he worked for more than 20 years.

Catlin currently operates three underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which is one of the ten largest syndicates at Lloyd's based on 2006 premium capacity of £450 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin

Syndicate.

Besides its offices in London and Bermuda, Catlin also operates offices around the world which allow Catlin underwriters to work more closely with local policyholders and brokers. The offices are located in the United States (Houston, New Orleans and San Francisco), Canada (Toronto), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham and Watford.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications — Tel: +44 (0)20 7458 5710 | Mobile: +44 (0)7958 767 738 | E-mail: james.burcke@catlin.com

Liz Morley, The Maitland Consultancy — Tel: +44 (0)20 7379 5151 | E-mail: emorley@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations — Tel: +44 (0)20 7458 5726 | Mobile: +44 (0)7710 314 365 | E-mail: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL).

2. All three Catlin underwriting platforms have a financial strength rating of 'A' (Excellent) from A.M. Best Company.

3. 'Catlin US' refers to the various components of the Catlin Group's US operations.

4. More information about Catlin can be found on the Group's website: www.catlin.com.

END
MSCGGGGFVLZGVZM

Print

REG-Catlin Group Limited New CEO Catlin US
Released: 09/03/2006

RNS Number:5806Z
Catlin Group Limited
09 March 2006

9 March 2006

CATLIN GROUP LIMITED APPOINTS
RICHARD BANAS AS PRESIDENT AND CEO OF CATLIN US

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international property and casualty insurer and reinsurer, announces the appointment of Richard Banas as president and chief executive officer of Catlin Inc, the Group's US subsidiary.

Rich Banas will be responsible for the operations of Catlin Insurance Company Inc, which upon regulatory approval will become the Group's fourth underwriting platform. The company, which will be domiciled in Texas, will write specialty classes of property/casualty insurance for US policyholders which require coverage on an admitted basis. Catlin currently underwrites US business on a non-admitted basis (surplus lines, excess, exempt and reinsurance).

Catlin last year reached an agreement to acquire a shell property/casualty insurance company, which will be renamed Catlin Insurance Company Inc., subject to regulatory approvals and the completion of the acquisition, both of which are expected shortly. Once operational, the company will underwrite specialty classes of business consistent with the classes in which the Group already specialises,.

Stephen Catlin, chief executive of Catlin Group Limited, said:

> "I am delighted to welcome Rich Banas to Catlin. The creation of Catlin US offers Catlin tremendous underwriting opportunities in the world's largest insurance market. Rich's background and experience in specialty insurance underwriting makes him the ideal person to lead the establishment of Catlin US as a leading admitted specialty insurer."

Richard Banas has held several executive positions with insurers in the United States. He most recently was executive vice president and chief underwriting officer of XL Professional Lines. He previously served as chief underwriting officer for XL's global insurance operations.

He has also served as a Managing Director of One Beacon Insurance Group and as senior vice president and chief insurance operating officer at CGU - North America. He held various underwriting and business development responsibilities at St. Paul Fire and Marine Insurance Company, where he worked for more than 20 years.

Catlin currently operates three underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which is one of the ten largest syndicates at Lloyd's based on 2006 premium capacity of £450 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin

Syndicate.

Besides its offices in London and Bermuda, Catlin also operates offices around the world which allow Catlin underwriters to work more closely with local policyholders and brokers. The offices are located in the United States (Houston, New Orleans and San Francisco), Canada (Toronto), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham and Watford.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Liz Morley, The Maitland Consultancy
Tel: +44 (0)20 7379 5151
E-mail: emorley@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL).

2. All three Catlin underwriting platforms have a financial strength rating of 'A' (Excellent) from A.M. Best Company.

3. 'Catlin US' refers to the various components of the Catlin Group's US operations.

4. More information about Catlin can be found on the Group's website: www.catlin.com.

END
MSCGGGGFVLZGVZM

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 10/03/2006

RNS Number:6330Z
Catlin Group Limited
10 March 2006

10 March 2006

Catlin Group Limited

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES' SHAREHOLDINGS

It is announced that awards of options over Catlin Group Limited's (the "Company") common shares of $0.01 each were made on 9 March 2006 pursuant to the Company's Performance Share Plan as follows:

Name	Status	Number of shares covered by award
Stephen Catlin	Director	198,152
Christopher Stooke	Director	140,082
Paul Brand	Person discharging managerial responsibilities	140,082
Paul Jardine	Person discharging managerial responsibilities	140,082

Up to 50% of each award will vest in each of 2009 and 2010, but only to the extent that the performance conditions set forth in the Performance Share Plan are achieved.

No consideration was payable upon grant of the awards or will be payable upon the exercise of any vested awards.

This announcements is made in accordance with Disclosure Rule 3.1.4 R (1)(a).

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBXGDXRSBGGLG

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 13/03/2006

RNS Number:7146Z
Catlin Group Limited
13 March 2006

13 March 2006

Catlin Group Limited

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

PAUL BRAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PAUL BRAND

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES OF $0.01 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PAUL BRAND

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

90,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.06%

13. Price per share or value of transaction

503 PENCE PER SHARE

14. Date and place of transaction

13 March 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

543,641, 0.35%

16. Date issuer informed of transaction

13 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA PERERA
Date of notification
13 MARCH 2006

END
RDSBUGDXRXBGGLX

REG-Catlin Group Limited Share Capital Update
Released: 15/03/2006

RNS Number:8594Z
Catlin Group Limited
15 March 2006

15 March 2006

Catlin Group Limited - Update on Issued Share Capital

Following issues of shares resulting from the share placing announced on 9 March 2006 and the exercise of share options during 2006 to date, the issued share capital of Catlin Group Limited is now 163,623,498 common shares of US$0.01 each. All issued shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

END
IOEJAMATMMJBBMF

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 15/03/2006

RNS Number:8598Z
Catlin Group Limited
15 March 2006

15 March 2006

Catlin Group Limited

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

STEPHEN CATLIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

TRUSTEES OF THE CATLIN SETTLEMENT TRUST,STEPHEN CATLIN BEING ONE OF THE TRUSTEES.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PERSONS REFERRED TO IN 3 AND 4 ABOVE ARE TRUSTEES AND AS SUCH HAVE A NON-BENEFICIAL INTEREST IN THE HOLDING.

6. Description of shares (including class), debentures or derivatives or

financial instruments relating to shares

COMMON SHARES OF $0.01 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TRUSTEES OF THE CATLIN SETTLEMENT TRUST

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

68,841

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.04%

13. Price per share or value of transaction

505 PENCE PER SHARE

14. Date and place of transaction

14 March 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

615,000, 0.38% HELD BY THE TRUSTEES OF THE CATLIN SETTLEMENT TRUST

16. Date issuer informed of transaction

14 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to

be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA PERERA

Date of notification

15 MARCH 2006

END
RDSBUGDXXXBGGLU

REG-Catlin Group Limited Share Capital Update
Released: 15/03/2006

RNS Number:8594Z
Catlin Group Limited
15 March 2006

15 March 2006

Catlin Group Limited - Update on Issued Share Capital

Following issues of shares resulting from the share placing announced on 9 March 2006 and the exercise of share options during 2006 to date, the issued share capital of Catlin Group Limited is now 163,623,498 common shares of US$0.01 each. All issued shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

END
IOEJAMATMMJBBMF

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 15/03/2006

RNS Number:8598Z
Catlin Group Limited
15 March 2006

15 March 2006

Catlin Group Limited

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

STEPHEN CATLIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

TRUSTEES OF THE CATLIN SETTLEMENT TRUST,STEPHEN CATLIN BEING ONE OF THE TRUSTEES.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PERSONS REFERRED TO IN 3 AND 4 ABOVE ARE TRUSTEES AND AS SUCH HAVE A NON-BENEFICIAL INTEREST IN THE HOLDING.

6. Description of shares (including class), debentures or derivatives or

financial instruments relating to shares

COMMON SHARES OF $0.01 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TRUSTEES OF THE CATLIN SETTLEMENT TRUST

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

68,841

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.04%

13. Price per share or value of transaction

505 PENCE PER SHARE

14. Date and place of transaction

14 March 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

615,000, 0.38% HELD BY THE TRUSTEES OF THE CATLIN SETTLEMENT TRUST

16. Date issuer informed of transaction

14 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to

be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA PERERA

Date of notification

15 MARCH 2006

END
RDSBUGDXXXBGGLU